Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
December 15, 2006

Office of International Corpo
Division of Corporation Finai
Securities and Exchange Com
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06019447

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since November 1, 2006 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, LegalGlobal at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation



By
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global



Enclosures: Annex A
Annex B

ANNEX A

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
November 1, 2006

B. JAPANESE LANGUAGE DOCUMENTS

(1) Semi-Annual Securities Report dated November 15, 2006 for the six-month period ended September 30, 2006 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-1)

(2) Amendment to the Recordation for the Issuance of Bonds dated November 15, 2006 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-2)

(3) Interim Business Report for the six months ended September 30, 2006 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-3)

ANNEX B

ENGLISH DESCRIPTION OF
JAPANESE LANGUAGE DOCUMENTS
LISTED IN ANNEX A

(1) Semi-Annual Securities Report dated November 15, 2006 for the six-month period ended September 30, 2006

A semi-annual securities report is required to be filed under the Securities and Exchange Law of Japan within three months after the end of the first half of each fiscal year and sets forth, among other things, the results of operations during such six-month period. The discussion of the results of operations during that period included the following consolidated financial information for Kao:

Income statement line item*	**Six months ended 9/30/2006 (in billions)**	**Change compared to the six months ended 9/30/2005**
Net sales	¥602.5	24.7%
Operating income	¥58.4	(7.4%)
Net income	¥29.5	(23.2%)

*Note: All figures are based on generally accepted accounting principles in Japan.

The semi-annual securities report is available for public inspection at the Kanto Local Finance Bureau and the main office of Kao for three years.

(2) Amendment of Recordation for the Issuance of Bonds dated November 15, 2006

Pursuant to the Securities and Exchange law of Japan, a recordation for the issuance of bonds must be filed every time the company decided to issue the bonds. Recordation is filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for a scheduled period of issuance.

The recordation filed since November 1, 2006 include the following information:

November 15, 2006, amendment of the recordation is filed due to the replacement of reference material (replacement of Annual Securities Report dated June 29, 2006 for the fiscal year ended March 31, 2006, to the Semi-Annual Securities Report dated November 15, 2006 for the six-month period ended September 30, 2006).

(3) Interim Business Report for the six months ended September 30, 2006

Interim business report is sent to the shareholders as of the end of the first half of each fiscal year. It contains the information on interim financial results, Kao's future operational strategies and new products.

Exhibit B-1

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成18年11月15日
【中間会計期間】	第101期中（自　平成18年４月１日　至　平成18年９月30日）
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１（代表）
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１（代表）
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　　三田　慎一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【企業情報】

第1【企業の概況】

1【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第99期中	第100期中	第101期中	第99期	第100期
会計期間		自平成16年4月1日 至平成16年9月30日	自平成17年4月1日 至平成17年9月30日	自平成18年4月1日 至平成18年9月30日	自平成16年4月1日 至平成17年3月31日	自平成17年4月1日 至平成18年3月31日
売上高	百万円	469,039	483,098	602,538	936,851	971,230
経常利益	〃	64,620	63,638	58,480	125,345	121,956
中間(当期)純利益	〃	37,761	38,486	29,571	72,180	71,140
純資産額	〃	450,018	479,285	533,187	448,249	509,676
総資産額	〃	712,918	726,341	1,227,062	688,973	1,220,564
1株当たり純資産額	円	812.63	880.98	962.65	821.47	935.11
1株当たり中間(当期)純利益	〃	68.51	70.75	54.26	131.16	130.58
潜在株式調整後1株当たり中間(当期)純利益	〃	67.01	70.56	54.22	129.09	130.28
自己資本比率	%	63.1	66.0	42.8	65.1	41.8
営業活動によるキャッシュ・フロー	百万円	59,130	64,695	85,729	109,567	117,292
投資活動によるキャッシュ・フロー	〃	△31,030	△45,146	△30,079	△54,407	△479,535
財務活動によるキャッシュ・フロー	〃	△48,496	△15,413	△46,848	△90,657	356,721
現金及び現金同等物の中間期末(期末)残高	〃	85,907	75,511	74,987	70,409	67,527
従業員数 (外、平均臨時雇用者数)	人	19,248 (2,823)	19,501 (3,003)	30,670 (6,210)	19,143 (2,816)	29,908 (6,229)

(注) 1. 売上高には、消費税等は含まれておりません(以下も同様であります)。
2. 第101期中より、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号)を適用しております(以下も同様であります)。

(2) 提出会社の経営指標等

回次		第99期中	第100期中	第101期中	第99期	第100期
会計期間		自平成16年4月1日 至平成16年9月30日	自平成17年4月1日 至平成17年9月30日	自平成18年4月1日 至平成18年9月30日	自平成16年4月1日 至平成17年3月31日	自平成17年4月1日 至平成18年3月31日
売上高	百万円	348,807	349,450	356,676	694,655	688,589
経常利益	〃	54,745	53,875	44,985	104,558	100,134
中間(当期)純利益	〃	34,006	35,414	20,515	62;518	64,133
資本金	〃	85,424	85,424	85,424	85,424	85,424
発行済株式総数	千株	574,443	549,443	549,443	549,443	549,443
純資産額	百万円	442,646	457,594	480,809	435,329	474,444
総資産額	〃	629,319	623,146	1,035,436	605,005	1,024,155
1株当たり純資産額	円	799.32	840.23	880.81	797.83	869.58
1株当たり中間(当期)純利益	〃	61.70	65.04	37.61	113.62	117.61
潜在株式調整後1株当たり中間(当期)純利益	〃	60.35	64.86	37.58	111.84	117.34
1株当たり配当額	〃	19.00	25.00	26.00	38.00	50.00
自己資本比率	%	70.3	73.4	46.4	72.0	46.3
従業員数	人	5,771	5,677	5,712	5,600	5,652

2【事業の内容】

当中間連結会計期間において、当社及び当社の関係会社が営む事業の内容について、重要な変更はありません。また、主要な関係会社における異動もありません。

なお、㈱カネボウ化粧品及びそのグループ会社は、貸借対照表のみ前連結会計年度に連結されており、損益計算書については、当中間連結会計期間より連結されております。

3【関係会社の状況】

当中間連結会計期間において、重要な関係会社の異動はありません。

4【従業員の状況】

(1) 連結会社の状況

平成18年9月30日現在

事業の種類別セグメントの名称	従業員数（人）
家庭用製品事業	11,991 (1,555)
化粧品事業	14,289 (4,531)
工業用製品事業	3,080 (58)
全社（共通）	1,310 (66)
合計	30,670 (6,210)

(注) 1. 従業員数は就業人員（当社グループ〔当社及び連結子会社〕からグループ外への出向者を除き、グループ外から当社グループへの出向者を含んでおります。）であります。（ ）内は臨時雇用者数の当中間連結会計期間の平均人員であり、外数で記載しております。

2. 臨時雇用者は、パートタイマー及び嘱託契約の従業員を含み、派遣社員を除いております。

3. 全社（共通）は、特定のセグメントに区分できない管理部門等の従業員数であります。

(2) 提出会社の状況

平成18年9月30日現在

従業員数（人）	5,712

(注) 従業員数は就業人員（当社から社外への出向者を除き、社外から当社への出向者を含んでおります。）であります。

(3) 労働組合の状況

当社の一部の事業所及び連結子会社には、労働組合が組織されております。連結子会社のうち㈱カネボウ化粧品及びそのグループ会社には、カネボウ労働組合の組合員が在籍しております。カネボウ労働組合は、ＵＩゼンセン同盟に属しており、ユニオンショップ制となっております。

労働組合との間に特記すべき事項はありません。

第２【事業の状況】

１【業績等の概要】

(1) 業績

当中間連結会計期間の日本経済は、企業収益の改善や設備投資の増加など民間需要に支えられて、回復しています。しかし、個人消費は、緩やかな増加傾向から、天候要因などで伸びは鈍化しており、国内の消費者物価も横ばいに推移しています。また、世界経済も、米国やアジアを中心に着実に回復していますが、原油価格の動向が内外経済に与える影響が大きくなっています。このような環境の中で、当社グループは商品の高付加価値化を推進し、市場の活性化を図ってきました。

このような状況の下、当中間連結会計期間の売上高は、モルトン・ブラウン社やカネボウ化粧品が当社グループに加わったことと既存事業での成長により、前年同期より119,439百万円増加し602,538百万円（前年同期比＋24.7%）となりました。海外売上高の円安による為替変動の影響（＋10,065百万円）を除いた実質的な伸長率は22.6%でした。

国内事業の売り上げは26.7%の伸びとなりました。家庭用製品では、消費者の変化、流通の変化、社会の変化に加えて、厳しい市場競争が続いていますが、高付加価値新製品の発売や積極的なマーケティング活動により、売り上げは拡大しました。化粧品では、カネボウ化粧品も含めて、ほぼ計画通りに推移しました。工業用製品では、注力製品の伸長により堅調に推移しました。海外事業の売り上げは、日本との一体運営に取り組んでいるアジアの家庭用製品が着実に回復しており、欧米家庭用製品と工業用製品は順調に推移し、19.2%の伸びとなりました。

売上原価は、前年同期の210,722百万円から、244,981百万円となりました。コストダウン活動を一層進めましたが、売上数量の伸びに伴う増加のほかに、原材料価格が石油化学原料を中心に上昇したこと、更に日本国内では、円安による輸入原材料の価格が上昇したことなどで増加しました。

この結果、売上総利益は、前年同期に比べ31.3%、85,180百万円増加の357,556百万円となりました。

販売費及び一般管理費は、前年同期に比べて42.9%、89,823百万円増加し、299,129百万円となりました。モルトン・ブラウン社やカネボウ化粧品の費用が加わった以外に、販売数量の伸びに伴う荷造発送費、新製品の上市や店頭での購買促進活動のための費用などが増加しました。

以上の結果、営業利益は前年同期の63,070百万円から4,643百万円減少し58,426百万円（前年同期比△7.4%）となりました。なお、カネボウ化粧品関連の知的財産権及びのれんの償却費13,015百万円を控除する前の営業利益は71,442百万円となり、前年同期の営業利益を8,371百万円上回りました。

営業外損益は、前年同期の567百万円の収益（純額）から、収益費用ほぼ同額となりました。これは主に、借入金や社債など有利子負債が増えたことに伴う支払利息の増加によるものです。

この結果、経常利益は58,480百万円（対前年同期△5,157百万円）となりました。

特別損益は、1,223百万円の損失（純額）となり、前年同期とほぼ同額となりました。その結果、税金等調整前中間純利益は57,256百万円（対前年同期△5,229百万円）となりました。

知的財産権の償却費増加などにより、当連結会計年度の課税所得が前連結会計年度より減少し、当連結会計年度末の将来減算一時差異を十分に上回ることが見込めなくなったため、税効果会計適用上のルールにより、過去に計上した売却時期未定の土地評価損など、スケジューリング（税務上の損金算入時期の特定あるいは見積もり）不能な将来減算一時差異に係る繰延税金資産を当中間連結会計期間に取り崩し、法人税等調整額として税金費用を計上しました。そのため、税効果会計適用後の法人税等の負担率が、前年同期の37.4%から47.6%に増え、中間純利益は29,571百万円（対前年同期△8,915百万円）となりました。

１株当たり中間純利益は54.26円／株となり、前年同期の70.75円／株より16.49円減少しました。

（注）売上高には、消費税等は含まれておりません（以下も同様であります。）。

事業の種類別セグメントの業績

	売上高			営業利益		
	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	増減（百万円）	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	増減（百万円）
家庭用製品事業	353,102	373,014	19,912	47,330	47,277	△52
化粧品事業	39,307	135,113	95,805	3,877	△679	△4,556
工業用製品事業	103,842	108,951	5,108	11,707	11,738	30
小計	496,251	617,078	120,827	62,915	58,336	△4,578
消去	△13,153	△14,540	△1,387	155	90	△65
合計	483,098	602,538	119,439	63,070	58,426	△4,643

（イ）家庭用製品事業

家庭用製品の売上高は、前年同期に対して5.6%増の373,014百万円（為替変動の影響を除く実質伸長率3.8%）となりました。国内事業は前年同期に対して3.1%の増加となり、海外事業も各地域で順調に増加しました。営業利益は、世界的な原材料価格上昇の影響を受け、前年同期に対してほぼ横ばいの47,277百万円となりました。

[日本]

市場において、主要製品の消費者購入単価は前年同期とほぼ同じレベルに落ち着いてきましたが、下げ止まってはおりません。販売チャネルでは、ドラッグストアの伸長が続いています。こうした中で当社グループは、商品の高付加価値化による利益ある成長をめざして、基幹ブランドの一層の強化と新製品の発売、育成に努めました。また、マーケティングと販売が一体となったチェーンごと、エリアごとの活動を積極的に進め、市場の活性化を図りました。営業利益は、増収効果が発現し、コストダウン活動や費用の効率化にも努めましたが、原材料価格上昇の影響を大きく受けました。

（売上高の内訳）

	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	伸長率（%）
パーソナルケア製品	95,899	98,494	+2.7
ハウスホールド製品	120,644	122,315	+1.4
サニタリーほか製品	57,880	62,195	+7.5
計	274,424	283,005	+3.1

パーソナルケア製品の市場は、高付加価値化競争が進んでおり、シャンプー・リンスやヘアスタイリング剤など一部のカテゴリーでは、消費者購入単価が前年同期より上昇傾向にあります。

このような中、価値観や生活スタイルが変化している消費者のニーズに応えるため、スキンケアのカテゴリーでは、全身洗浄料「ビオレｕ」は、新しい香りや洗い上がりの良さを訴求して売り上げを伸ばしました。シャンプー・リンスのカテゴリーでは、「アジエンス　濃密ヘアマスク」を新発売し、「エッセンシャル」の全面改良を行い好調に推移しましたが、競争激化によりカテゴリー全体の売り上げは若干減少しました。オーラルケアのカテゴリーでは、口内環境清浄化をコンセプトに「ネバネバお口からサラサラお口へ」を訴求した歯磨き「薬用ピュオーラ」を洗口液とともに発売しました。以上の結果、パーソナルケア製品の売り上げは前年同期と比べて2.7%上回りました。

ハウスホールド製品は、厳しい市場競争が続いており、緩やかになってきているものの依然としてデフレ環境下にあります。

このような中、当社グループは基幹ブランドの高付加価値化に取り組みました。衣料用洗剤では、漂白成分と柔軟成分を配合した「アタック ALL in」や柔軟成分を配合し、肌ざわりやわらかで香りが続く「液体ふんわりニュービーズ」を新発売しましたが、贈答品が低迷した事で売り上げは横ばいとなりました。柔軟仕上げ剤は「ハミングフレア　リラックスハーブの香り」の発売により、売り上げを拡大しました。食器用洗剤では、

洗い上がりを実感できる「ファミリーキュキュット　ピンクグレープフルーツ」を発売し、またクエン酸を配合した自動食器洗い乾燥機専用品が好調に推移し、売り上げを拡大させました。また緑茶の茶葉から取り出した消臭成分を配合した衣料用消臭剤「リセッシュ」では、「気分リフレッシュな香り」を新発売し、消費者に支持され市場の拡大とともに好調に推移しました。以上の結果、ハウスホールド製品の売り上げは前年同期と比べて1.4%上回りました。

サニタリーほか製品のうちサニタリー製品では、生理用品において肌ストレスを緩和する「ロリエ　エフ」が、着実に消費者の支持を得ており、商品ラインを充実させて、売り上げを伸ばしました。また、ベビー用紙おむつにおいて、基本性能の向上と、ブランド価値の増大を図るため、引き続き製品を改良しました。その結果、売り上げは前年同期を上回りました。大人用紙おむつ「リリーフ」も市場の拡大とともに、売り上げが伸長しました。

ヘルスケア製品では、健康機能油「エコナ」関連製品は、市場での競争激化の影響を受けました。また、健康機能飲料「ヘルシア」は、さわやかなグレープフルーツの味の「ヘルシアウォーター」を新発売して売り上げを伸ばしました。以上の結果、サニタリーほか製品の売り上げは前年同期と比べて7.5%上回りました。

[アジア]

市場が成長する中で、消費者ニーズの変化やグローバル流通チェーンの進出も続いており、市場構造が大きく変化しています。また競合各社との激しい競争も続いています。このような環境の中で当社グループは、日本を含めたアジア一体運営の構築に向けて取り組みを進めています。日本と現地とのマーケティング活動や販売活動の連携をより強化し、ヘアケアブランド「アジエンス」の展開を台湾、香港から、シンガポールにも拡大し、売り上げを伸ばしました。生理用品では「ロリエ　エフ」を香港、シンガポールに上市しました。また、タイでは衣料用洗剤「アタック　イージー」を発売し好調に推移しました。以上の結果、売り上げは前年同期と比べ17.1%増加の31,505百万円となりました。

[欧米]

当社グループは、欧米市場ではパーソナルケア製品事業に特化し、商品の高付加価値化を図ってきました。米国の花王ブランズ社では、スキンケアブランド「ジャーゲンズ」で、高い保湿機能に加え、健康的な小麦色へと肌色を徐々に変える「ナチュラル・グロー」に、従来のボディー用のほか、フェイス用も追加して、売り上げを伸ばしました。また花王プロフェッショナル・サロン・サービシーズ社では、高級美容サロン向けブランド「ＫＭＳ」を大幅にリニューアルし、売り上げを伸ばしました。以上の結果、当中間連結会計期間の売り上げは前年同期と比べて12.6%増加し、62,233百万円となりました。

(ロ) 化粧品事業

消費者の価値観や美意識、流通チャネルの変化が進む中、当社グループはブランド価値の向上をめざして、変化に対応した商品力・販売力の強化に取り組みました。カネボウ化粧品は、高級プレステージブランド「インプレス」、メイクアップブランド「ラヴーシュカ」を上市しました。また美白美容液「ブランシール　ホワイトニングコンクルージョン」などの新製品を発売し、売り上げは堅調に推移しました。花王ソフィーナでは、新スキンケアブランド「ＨＡＤＡ・ＫＡ」の上市やメイクアップブランド「レイシャス　オーラチェンジファンデーション」「オーブ　ルージュ　モイスチュール」などの新製品を発売しました。モルトン・ブラウンは、新製品の追加と販売地域の拡大もあり、売り上げ増加に大きく寄与しました。以上の結果、売上高は135,113百万円（前年同期比＋243.7%）となりました。営業利益は、前年同期に対して4,556百万円減少し、679百万円のマイナスとなりましたが、計画通りに推移しております。なお、カネボウ化粧品関連償却費は、13,015百万円であり、この償却費を控除する前の営業利益は12,336百万円となり、前年同期の営業利益を8,458百万円上回りました。

(ハ) 工業用製品事業

国内においては、企業収益の改善や設備投資の増加がみられるなど、景気は引き続き回復基調ではありますが、原油価格の変動によるコストアップが世界経済に大きなインパクトを与えています。このような中で、コア分野である油脂、機能材料及びスペシャルティケミカルズで事業拡大に努めました。その結果、売上高は前年同期に対して4.9%増の108,951百万円（為替変動の影響を除く実質伸長率＋1.4%）、営業利益は原料価格上昇の影響を受けましたが、売り上げ増加により前年同期とほぼ同額の11,738百万円となりました。

[日本]

国内では、機能材料事業では、樹脂関連の添加剤やコンクリート用高性能減水剤が順調に推移しましたが、油脂事業では、対象市場の不振もあり、伸び悩みました。顧客に密着して高付加価値を提案しているスペシャルティケミカルズ事業は、ハードディスク用の研磨剤が大きく伸長し、電子部品洗浄剤などの製品も、特長が顧客の評価を得て拡大しましたが、トナー・トナーバインダー及びインクジェットプリンターインク用色材は前年同期を下回りました。以上の結果、売上高は57,832百万円となり、前年同期を2.1%上回りました。

［アジア］

中華圏は、高い経済成長を続ける中国で売り上げを拡大させ、また台湾では液晶産業の成長などに伴い、売り上げを伸ばしました。一方、マレーシア及びフィリピンで製造している油脂アルコール製品は、当社の独自技術による品質の高さが評価されており、グローバルに拡売に努めましたが、市況の軟化により伸び悩みました。以上の結果、売上高は26,499百万円となり、前年同期を2.9%上回りました。

［欧米］

トナー・トナーバインダー事業は、日本、米国及び欧州の三極の市場伸長に対応した積極的な設備投資を実施し、好調に推移しました。ドイツでは、コンクリート用高性能減水剤や三級アミンが製品の特長を評価され、売り上げを伸ばしました。以上の結果、売上高は40,569百万円となり、前年同期と比べて12.0%増加しました。

所在地別セグメントの業績

	売上高			営業利益		
	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	増　減（百万円）	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	増　減（百万円）
日　　本	358,695	454,580	95,884	54,913	51,635	△3,278
ア　ジ　ア	52,710	59,772	7,061	3,604	1,065	△2,538
米　　州	46,102	53,877	7,774	2,731	3,425	693
欧　　州	49,646	63,329	13,682	2,534	1,953	△581
小　　計	507,155	631,559	124,403	63,784	58,079	△5,704
消　　去	△24,057	△29,021	△4,964	△713	347	1,061
合　　計	483,098	602,538	119,439	63,070	58,426	△4,643

（イ）日本

売上高は、セグメント間の内部売上高を含めて454,580百万円となりました。カネボウ化粧品が加わったことや、拡売努力、新製品の発売などにより、前年同期を26.7%上回りました。営業利益は、コストダウン活動に努めましたが、原材料価格の上昇、カネボウ化粧品関連の知的財産権及びのれんの償却費などの影響により、前年同期に比べ6.0%減少し、51,635百万円となりました。なお、カネボウ化粧品関連償却費は、13,015百万円であり、この償却費を控除する前の営業利益は64,650百万円となり、前年同期の営業利益を9,737百万円上回りました。

（ロ）アジア

売上高は、セグメント間の内部売上高を含めて59,772百万円となり、前年同期を13.4%上回りました（為替の変動の影響を除く実質伸長率＋3.7%）。営業利益は、原材料価格の上昇やタイの新工場稼動による償却費の増加があったこと、マレーシア及びフィリピンで製造している油脂アルコール製品の市況の軟化などにより、前年同期に比べて70.4%減少し、1,065百万円となりました。

（ハ）米州

売上高は、セグメント間の内部売上高を含め53,877百万円となり、前年同期を16.9%上回りました（為替の変動の影響を除く実質伸長率＋8.2%）。家庭用製品事業において、スキンケアブランドの新製品投入により売り上げが増加し、工業用製品事業においては、トナー・トナーバインダーなどの事業が好調に推移しました。その結果、営業利益は、前年同期に比べて25.4%増加の3,425百万円となりました。

（ニ）欧州

売上高は、セグメント間の内部売上高を含め63,329百万円となりました。モルトン・ブラウン社が加わったことなどもあり、前年同期を27.6%上回りました（為替の変動の影響を除く実質伸長率＋22.5%）。営業利益は、工業用製品事業において前年同期を上回ったものの、ヘアケア事業での競争激化やマーケティング費用が増加したこともあり、前年同期に比べて22.9%減少の1,953百万円となりました。

(2) キャッシュ・フロー

当中間連結会計期間における現金及び現金同等物（以下「資金」という。）は、営業活動による収入と、有形固定資産の取得などの投資活動による支出の差額では、55,649百万円の余剰（前年同期は19,548百万円の余剰）となり、有利子負債の返済や配当金の支払いなどの財務活動による支出を上回り、前連結会計年度末に比べ、7,460百万円増加の74,987百万円となりました。

（営業活動によるキャッシュ・フロー）

当中間連結会計期間において営業活動によって得られた資金は、85,729百万円（前年同期は64,695百万円）となりました。当中間連結会計期間においては、税金等調整前中間純利益は57,256百万円（前年同期は62,486百万円）、減価償却費は43,762百万円（前年同期は27,640百万円）となり、一方、法人税等の支払額は20,311百万円（前年同期は20,611百万円）となりました。

（投資活動によるキャッシュ・フロー）

当中間連結会計期間において投資活動に使用された資金は、30,079百万円（前年同期は45,146百万円）となりました。これは主に、設備投資など有形固定資産と無形固定資産の取得による支出36,725百万円（前年同期は23,596百万円）があったほか、短期貸付金の減少12,282百万円（前年同期は110百万円の増加）があったことによるものです。

（財務活動によるキャッシュ・フロー）

当中間連結会計期間において財務活動に使用された資金は、46,848百万円（前年同期は15,413百万円）となりました。当中間連結会計期間において、カネボウ化粧品の株式等の取得資金としての短期借入金を、社債の発行や長期の借入金に借り換えたほか、一部返済を行いました。また少数株主を含めた配当金の支払いは、14,949百万円（前年同期は10,945百万円）となりました。

2【生産、受注及び販売の状況】

(1) 生産実績

当中間連結会計期間の生産実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業区分	当中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日) (百万円)	前年同期比(%)
家庭用製品事業	315,228	+4.8
化粧品事業	104,715	+183.1
工業用製品事業	92,718	+6.4
消去	△15,086	―
合計	497,577	+21.0

(注) １．金額は売価換算値で表示しております。

２．上記の金額には、消費税等は含まれておりません。

３．連結会社間の取引が複雑で、セグメントごとの生産高を正確に把握することは困難なため、概算値で表示しております。

(2) 受注状況

受注生産は行っておりません。

(3) 販売実績

当中間連結会計期間の販売実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業区分			当中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日) (百万円)	前年同期比(%)
家庭用製品事業				
		パーソナルケア製品	98,494	+2.7
		ハウスホールド製品	122,315	+1.4
		サニタリーほか製品	62,195	+7.5
	日本計		283,005	+3.1
	アジア		31,505	+17.1
	欧米		62,233	+12.6
	内部売上消去等		△3,729	−
	計		373,014	+5.6
化粧品事業			135,113	+243.7
工業用製品事業				
	日本		57,832	+2.1
	アジア		26,499	+2.9
	欧米		40,569	+12.0
	内部売上消去等		△15,950	−
	計		108,951	+4.9
合　計			617,078	+24.3
消　去			△14,540	−
連結売上高			602,538	+24.7

(注) 上記の金額には、消費税等は含まれておりません。

3【対処すべき課題】

当中間連結会計期間において、当社グループ（当社及び連結子会社）が対処すべき課題について、重要な変更はありません。

4【経営上の重要な契約等】

当中間連結会計期間において、新たに締結した経営上の重要な契約等はありません。

5【研究開発活動】

当社グループ（当社及び連結子会社）は、消費者・顧客の立場にたって、心をこめた"よきモノづくり"を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献するため、基盤技術の深化に努め、積極的な研究開発活動を行っております。

現在、当社では商品開発研究所（７研究所）と基盤技術研究所（７研究所）において、それぞれの機能を最大限に発揮し、海外の研究所とも密接に連携を取りながら一体運営しております。グループ全体で、約2,400名が研究開発業務に携わっております。

当中間連結会計期間におけるグループ全体の研究開発費は、21,225百万円（売上高比3.5%）であり、主な成果は、下記のとおりであります。

(1) 家庭用製品事業

〔日本〕

パーソナルケア製品では、唾液の清浄（浄化・殺菌）作用に着目し、エリスリトールが細菌の集合体（歯垢・舌苔）に素早く浸透し、その結びつきを弱め分散しやすくすることを発見、ハミガキと洗口液に清浄剤として初めて配合した、新発想のオーラルヘルスケアブランド「薬用ピュオーラ」（ハミガキ・洗口液）を新発売しました。また、アジアンビューティの芯からしなやかな髪の美しさを追求し続ける「アジエンス」において、オイルの微粒子でやわらかくまとまるクリーミィなワックス「美髪メイクホイップ」と、オイルの霧でつややかになびく髪に仕上げるフィニッシュスプレー「美髪メイクヴェール」を開発しました。

ハウスホールド製品では、衣料用洗剤「アタック」から、仕事や育児に忙しい現代の主婦の簡便ニーズに応え、洗浄・漂白・除菌・防臭・柔軟が一つで実現できる画期的な粉末洗剤「アタック　ALL in」を新発売しました。また、花王独自の繊維潤滑成分と消臭成分を配合し、１回着ただけでは洗わない様々な衣類にスプレーするだけで、乾く間にシワとニオイをとる「スタイルケア　服のミスト」を開発しました。

サニタリー製品では、パンツのようにはけて、テープ止めのように開く、"パンツタイプ"と"テープタイプ"の２ｗａｙ機能を持った、今までにない大人用おむつ「リリーフ　リハビリスタートパンツ」を新発売しました。この商品は、平成18年５月に業務・資本提携で合意した株式会社リブドゥコーポレーションとの共同開発商品です。

ヘルスケア製品では、長年の栄養代謝、肥満研究の成果から、高濃度茶カテキンを継続摂取すると、普段の生活の中でエネルギーとして脂肪を消費されやすくすることを科学的に実証し、スポーツドリンクとして初めて体脂肪関連分野で特定保健用食品の表示許可を取得した「ヘルシアウォーター」を新発売しました。

〔海外〕

ヘアケア製品では、欧米の「ジョン・フリーダ」より美髪技術を応用し、シャンプー・コンディショナーの後に使用することで少しずつ着色できると同時に、髪にツヤを与え、なめらかな髪質を感じることができる「ルミナスカラー　グレイズ」を新発売しました。ハウスホールド製品では、手洗い洗濯に適した機能を、独自の新成分を設計・配合することで実現した新しい衣料用洗剤「アタックEasy（イージー）」をタイで新発売しました。サニタリー製品では、生理時に女性が抱える肌ストレスからの開放を目指した生理用ナプキン「ロリエ　エフ」を香港・シンガポールにて新発売しました。

当事業に係る研究開発費は、13,606百万円であります。

(2) 化粧品事業

長年培ってきた皮膚科学研究、素材開発研究、製剤化研究の更なる深化および展開を進めています。

独自の光技術で反射光のみを着色する"ツヤ色"を実現し、肌色そのものは変えずにそのニュアンスのみを変え、"なりたい印象"で選べる新発想ベースメイク「レイシャス　オーラチェンジファンデーション」を新発売しました。また、"フィト（植物）成分"の力（植物由来の保湿成分の保湿力）を引き出し、花王の皮膚科学技術とを融合した新スキンケアシリーズ「フィトマックス（Phytomax）」（美容液３品種）を開発しました。

また、カネボウ化粧品からは、粒子のひと粒ごとを新開発の保湿成分でコーティングすることで、うるおい感触とやわらかな肌あたりを実感することができる「レヴュー　エッセンスイン　パクト」を開発しました。

当事業に係る研究開発費は、3,682百万円であります。

(3) 工業用製品事業

油脂、界面活性剤、機能性高分子等における研究開発の成果をさらに深化させ、産業界の発展に寄与する工業用製品の研究開発を行っております。

油脂分野では、油脂アルコール製品において独自の触媒・プロセス技術の開発を進めております。また、情報材料及び機能材料の分野では、顧客のニーズにマッチした、高性能ポリエステル系トナーやインクジェットプリンターインク用色材及びハードディスク用研磨剤、優れた特性をもつ電子部品用洗浄剤、コンクリート用高性能減水剤などの研究開発をさらに進めました。

当事業に係る研究開発費は、3,936百万円であります。

第３【設備の状況】

１【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画中であった重要な設備の新設、拡充のうち完了したものは、次のとおりであります。

会社名 事業所名	所在地	設備の内容	金額（百万円）	完了年月
当社和歌山工場ほか	和歌山県和歌山市ほか	家庭用製品生産設備増強及び合理化	2,275	平成18年４月～９月
当社鹿島工場及び和歌山工場ほか	茨城県神栖市及び和歌山県和歌山市ほか	工業用製品生産設備増強及び合理化	2,276	平成18年４月～９月
当社栃木研究所ほか	栃木県芳賀郡市貝町ほか	家庭用製品研究開発施設拡充	1,740	平成18年４月～９月
当社川崎ロジスティクスセンターほか	神奈川県川崎市川崎区ほか	家庭用製品物流設備拡充及び整備	496	平成18年４月～９月

（注）金額には、消費税等は含まれておりません。

第４【提出会社の状況】

１【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

平成18年９月30日現在

種類	発行可能株式総数（株）
普通株式	1,000,000,000
計	1,000,000,000

②【発行済株式】

種類	中間会計期間末現在発行数（株）（平成18年９月30日）	提出日現在発行数（株）（平成18年11月15日）	上場証券取引所名又は登録証券業協会名	内容
普通株式	549,443,701	549,443,701	東京証券取引所（市場第一部）	－
計	549,443,701	549,443,701	－	－

(2)【新株予約権等の状況】

新株予約権等の状況は、次のとおりであります。なお、新株予約権の数及び新株予約権の目的となる株式の数は、それぞれの定時株主総会決議又は取締役会決議により発行した新株予約権の数及び新株予約権の目的となる株式の数から、行使されたもの及び消滅したものの数を減じております。

旧商法の規定に基づき発行した新株予約権は、次のとおりであります。

平成14年６月27日定時株主総会決議

	中間会計期間末現在（平成18年９月30日）	提出日の前月末現在（平成18年10月31日）
新株予約権の数（個）	376	376
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	376,000	376,000
新株予約権の行使時の払込金額（円）	2,955	同左
新株予約権の行使期間	自　平成16年７月１日 至　平成21年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　2,955 資本組入額　1,478	同左
新株予約権の行使の条件	各新株予約権の一部行使は、その目的たる株式の数が当社の１単元の株式数の整数倍となる場合に限り、これを行うことができる。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	－	－

平成15年６月27日定時株主総会決議

	中間会計期間末現在 （平成18年９月30日）	提出日の前月末現在 （平成18年10月31日）
新株予約権の数（個）	607	595
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	607,000	595,000
新株予約権の行使時の払込金額（円）	2,372	同左
新株予約権の行使期間	自　平成17年７月１日 至　平成22年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　　2,372 資本組入額　1,186	同左
新株予約権の行使の条件	各新株予約権の一部行使は、その目的たる株式の数が当社の１単元の株式数の整数倍となる場合に限り、これを行うことができる。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	－	－

平成16年６月29日定時株主総会決議

	中間会計期間末現在 （平成18年９月30日）	提出日の前月末現在 （平成18年10月31日）
新株予約権の数（個）	1,130	1,126
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	1,130,000	1,126,000
新株予約権の行使時の払込金額（円）	2,695	同左
新株予約権の行使期間	自　平成18年７月１日 至　平成23年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　　2,695 資本組入額　1,348	同左
新株予約権の行使の条件	各新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	－	－

平成17年６月29日定時株主総会決議

	中間会計期間末現在 (平成18年９月30日)	提出日の前月末現在 (平成18年10月31日)
新株予約権の数（個）	1,167	1,167
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	1,167,000	1,167,000
新株予約権の行使時の払込金額（円）	2,685	同左
新株予約権の行使期間	自　平成19年７月１日 至　平成24年６月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　　2,685 資本組入額　1,343	同左
新株予約権の行使の条件	各新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	－	－

会社法の規定に基づき発行した新株予約権は、次のとおりであります。

平成18年５月22日取締役会決議

	中間会計期間末現在 (平成18年９月30日)	提出日の前月末現在 (平成18年10月31日)
新株予約権の数（個）	12	12
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	12,000	12,000
新株予約権の行使時の払込金額（円）	1	同左
新株予約権の行使期間	自　平成20年７月１日 至　平成25年６月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）　（注）	発行価格　　2,933 資本組入額　1,467	同左
新株予約権の行使の条件	１個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要するものとする。	同左
代用払込みに関する事項	－	－

（注）発行価格は、新株予約権の払込金額2,932円と行使時の払込金額１円を合算しております。なお、新株予約権の払込金額2,932円については、当社取締役を兼務しない当社執行役員の報酬債権の対当額をもって相殺されます。

平成18年６月29日定時株主総会決議

	中間会計期間末現在 （平成18年９月30日）	提出日の前月末現在 （平成18年10月31日）
新株予約権の数（個）	26	26
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	26,000	26,000
新株予約権の行使時の払込金額（円）	1	同左
新株予約権の行使期間	自　平成20年７月１日 至　平成25年６月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）　（注）	発行価格　2,933 資本組入額　1,467	同左
新株予約権の行使の条件	１個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要するものとする。	同左
代用払込みに関する事項	－	－

（注）発行価格は、新株予約権の払込金額2,932円と行使時の払込金額１円を合算しております。なお、新株予約権の払込金額2,932円については、当社取締役の報酬債権の対当額をもって相殺されます。

平成18年６月29日定時株主総会決議

	中間会計期間末現在 （平成18年９月30日）	提出日の前月末現在 （平成18年10月31日）
新株予約権の数（個）	437	437
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	437,000	437,000
新株予約権の行使時の払込金額（円）	3,211	同左
新株予約権の行使期間	自　平成20年７月１日 至　平成25年６月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）　（注）	発行価格　3,211 資本組入額　1,606	同左
新株予約権の行使の条件	１個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	－	－

（注）当社使用人及び当社子会社・関連会社取締役に対する新株予約権の払込金額は無償であるため、発行価格は行使時の払込金額と同額であります。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成18年９月30日	－	549,443	－	85,424	－	108,888

(4) 【大株主の状況】

平成18年９月30日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合(%)
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海１－８－11	27,838	5.06
モックスレイ・アンド・カンパニー (常任代理人　株式会社三井住友銀行)	270 PARK AVENUE NEW YORK, NY 10017-2070 U.S.A. （東京都千代田区丸の内１－３－２）	24,793	4.51
ステート　ストリート　バンク　アンド　トラスト　カンパニー　５０５１０３ (常任代理人　株式会社みずほコーポレート銀行)	P.O.BOX 351 BOSTON, MA 02101 U.S.A. （東京都中央区日本橋兜町６－７）	24,234	4.41
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町２－11－３	19,873	3.61
東京海上日動火災保険株式会社	東京都千代田区丸の内１－２－１	17,402	3.16
全国共済農業協同組合連合会 (常任代理人　日本マスタートラスト信託銀行株式会社)	東京都千代田区平河町２－７－９ （東京都港区浜松町２－11－３）	16,617	3.02
日本生命保険相互会社	東京都千代田区丸の内１－６－６	15,200	2.76
メロン　バンク　エヌエー　アズ　エージェント　フォー　イッツ　クライアント　メロン　オムニバス　ユーエス　ペンション (常任代理人　香港上海銀行東京支店)	ONE BOSTON PLACE BOSTON, MA 02108 U.S.A. （東京都中央区日本橋３－11－１）	12,097	2.20
ザ　チェース　マンハッタン　バンク　エヌエイ　ロンドン　エス　エル　オムニバス　アカウント (常任代理人　株式会社みずほコーポレート銀行)	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND （東京都中央区日本橋兜町６－７）	11,541	2.10
ジェーピーエムシービー　ユーエスエー　レジデンツ　ペンション　ジャスデック　レンド　３８５０５１ (常任代理人　株式会社みずほコーポレート銀行)	270 PARK AVENUE NEW YORK, NY 10017 U.S.A. （東京都中央区日本橋兜町６－７）	8,969	1.63
計	－	178,565	32.49

(注) １．上記の株主の所有株式数には、信託業務または株式保管業務に係る株式数が含まれている場合があります。

２．モルガン・スタンレー証券株式会社から平成18年10月11日付の大量保有報告書に関する変更報告書の写しの送付があり、平成18年９月30日現在で以下の株券等を保有している旨の報告を受けておりますが、当社として当中間会計期間末における実質保有株式数の確認ができないため、上記の大株主の状況には含めておりません。なお、モルガン・スタンレー証券株式会社の同変更報告書の写しの内容は以下のとおりであります。

氏名又は名称	住所	保有株券等の数（千株）	株券等保有割合（%）
モルガン・スタンレー証券株式会社ほか10社	東京都渋谷区恵比寿４－２０－３恵比寿ガーデンプレイスタワーほか	38,116	6.94

(5) 【議決権の状況】

①【発行済株式】

平成18年9月30日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	―	―	―
議決権制限株式（自己株式等）	―	―	―
議決権制限株式（その他）	―	―	―
完全議決権株式（自己株式等）	（自己保有株式） 普通株式　3,911,000	―	―
完全議決権株式（その他）（注）	普通株式　539,500,000	539,479	―
単元未満株式	普通株式　6,032,701	―	1単元（1,000株）未満の株式
発行済株式総数	549,443,701	―	―
総株主の議決権	―	539,479	―

（注）「完全議決権株式（その他）」の株式数の欄には、株式会社証券保管振替機構名義の株式が21,000株含まれておりますが、議決権の数の欄には同機構名義の議決権21個は含まれておりません。

②【自己株式等】

平成18年9月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
（自己保有株式） 花王株式会社	東京都中央区日本橋茅場町1－14－10	3,911,000	―	3,911,000	0.71
計	―	3,911,000	―	3,911,000	0.71

2【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成18年4月	5月	6月	7月	8月	9月
最高（円）	3,250	3,210	2,995	3,100	3,170	3,170
最低（円）	3,000	2,795	2,675	2,940	2,950	3,010

（注）最高・最低株価は東京証券取引所（市場第一部）におけるものであります。

3【役員の状況】

前事業年度の有価証券報告書の提出日後、当半期報告書の提出日までの役員の異動は、次のとおりであります。

役職の異動

新役名及び職名	旧役名及び職名	氏名	異動年月日
取締役 ㈱カネボウ化粧品　代表取締役 取締役会会長　会長執行役員 カネボウ化粧品販売㈱　代表取締役	取締役 ㈱カネボウ化粧品　取締役 代表執行役会長 カネボウ化粧品販売㈱　代表取締役	高山　外志夫	平成18年10月2日

第５【経理の状況】

１．中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しております。

なお、前中間連結会計期間（自平成17年４月１日　至平成17年９月30日）は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間（自平成18年４月１日　至平成18年９月30日）は、改正後の中間連結財務諸表規則に基づいて作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しております。

なお、前中間会計期間（自平成17年４月１日　至平成17年９月30日）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（自平成18年４月１日　至平成18年９月30日）は、改正後の中間財務諸表等規則に基づいて作成しております。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（自平成17年４月１日　至平成17年９月30日）及び当中間連結会計期間（自平成18年４月１日　至平成18年９月30日）の中間連結財務諸表並びに前中間会計期間（自平成17年４月１日　至平成17年９月30日）及び当中間会計期間（自平成18年４月１日　至平成18年９月30日）の中間財務諸表について、監査法人トーマツにより中間監査を受けております。

1【中間連結財務諸表等】

(1)【中間連結財務諸表】

①【中間連結貸借対照表】

		前中間連結会計期間末（平成17年９月30日）			当中間連結会計期間末（平成18年９月30日）			前連結会計年度の要約連結貸借対照表（平成18年３月31日）		
区分	注記番号	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（資産の部）										
Ⅰ　流動資産										
１．現金及び預金	※１		54,141			44,400			47,384	
２．受取手形及び売掛金	※１		105,947			147,635			129,120	
３．有価証券			24,370			27,592			20,189	
４．たな卸資産			89,151			108,106			105,853	
５．繰延税金資産			14,045			20,277			19,479	
６．その他			19,098			28,358			44,781	
７．貸倒引当金			△1,972			△2,174			△2,196	
流動資産合計			304,782	42.0		374,195	30.5		364,613	29.9
Ⅱ　固定資産										
(1) 有形固定資産	※１									
１．建物及び構築物		295,299			311,453			306,687		
減価償却累計額		205,302	89,996		215,840	95,613		211,589	95,097	
２．機械装置及び運搬具		592,884			620,146			616,481		
減価償却累計額		512,015	80,869		529,786	90,359		525,960	90,520	
３．工具、器具及び備品		66,048			68,751			68,289		
減価償却累計額		55,229	10,819		55,531	13,219		55,801	12,487	
４．土地			62,063			67,094			67,111	
５．建設仮勘定			18,083			19,100			17,578	
有形固定資産合計			261,833	36.0		285,387	23.3		282,796	23.1
(2) 無形固定資産										
１．のれん						260,473			－	
２．営業権			57,246			－			56,446	
３．商標権			40,723			158,259			156,241	
４．連結調整勘定			－			－			210,706	
５．その他			14,610			40,528			42,827	
無形固定資産合計			112,580	15.5		459,261	37.4		466,221	38.2
(3) 投資その他の資産										
１．投資有価証券			16,811			17,018			18,298	
２．長期貸付金			285			171			293	
３．繰延税金資産			14,680			50,201			56,212	
４．その他			15,420			40,972			32,333	
５．貸倒引当金			△173			△184			△283	
投資その他の資産合計			47,023	6.5		108,180	8.8		106,854	8.8
固定資産合計			421,437	58.0		852,829	69.5		855,872	70.1
Ⅲ　繰延資産			121	0.0		36	0.0		77	0.0
資産合計			726,341	100.0		1,227,062	100.0		1,220,564	100.0

区分	注記番号	前中間連結会計期間末（平成17年９月30日）金額（百万円）	構成比（%）	当中間連結会計期間末（平成18年９月30日）金額（百万円）	構成比（%）	前連結会計年度の要約連結貸借対照表（平成18年３月31日）金額（百万円）	構成比（%）
（負債の部）							
Ⅰ　流動負債							
１．支払手形及び買掛金		76,192		106,851		96,507	
２．短期借入金	※１	19,739		21,491		166,759	
３．一年以内に償還予定の転換社債		1,068		−		−	
４．一年以内に返済予定の長期借入金		711		22,806		22,699	
５．未払金		20,017		26,004		27,478	
６．未払費用		67,330		98,460		75,951	
７．未払法人税等		20,087		17,993		17,510	
８．その他		16,512		19,901		29,286	
流動負債合計		221,660	30.5	313,508	25.5	436,193	35.7
Ⅱ　固定負債							
１．社債		−		99,995		−	
２．長期借入金	※１	735		232,654		218,545	
３．退職給付引当金		3,677		30,053		29,439	
４．役員退職慰労引当金		180		163		180	
５．その他		13,269		17,498		17,625	
固定負債合計		17,862	2.5	380,365	31.0	265,790	21.8
負債合計		239,522	33.0	693,874	56.5	701,983	57.5
（少数株主持分）							
少数株主持分		7,533	1.0	−	−	8,903	0.7
（資本の部）							
Ⅰ　資本金		85,424	11.8	−	−	85,424	7.0
Ⅱ　資本剰余金		109,561	15.1	−	−	109,561	9.0
Ⅲ　利益剰余金		327,872	45.1	−	−	345,941	28.3
Ⅳ　その他有価証券評価差額金		4,850	0.7			5,860	0.5
Ⅴ　為替換算調整勘定		△36,041	△5.0			△26,944	△2.2
Ⅵ　自己株式		△12,381	△1.7	−	−	△10,165	△0.8
資本合計		479,285	66.0			509,676	41.8
負債、少数株主持分及び資本合計		726,341	100.0	−	−	1,220,564	100.0
（純資産の部）							
Ⅰ　株主資本							
１．資本金		−	−	85,424	7.0	−	−
２．資本剰余金				109,571	8.9	−	−
３．利益剰余金		−	−	361,798	29.5	−	−
４．自己株式				△10,204	△0.8	−	−
株主資本合計		−	−	546,589	44.6	−	−
Ⅱ　評価・換算差額等							
１．その他有価証券評価差額金				4,951	0.4	−	−
２．為替換算調整勘定		−	−	△26,933	△2.2	−	−
評価・換算差額等合計		−	−	△21,982	△1.8	−	−
Ⅲ　新株予約権		−	−	301	0.0	−	−
Ⅳ　少数株主持分		−	−	8,278	0.7	−	−
純資産合計		−	−	533,187	43.5	−	−
負債純資産合計		−	−	1,227,062	100.0	−	−

②【中間連結損益計算書】

区分	注記番号	前中間連結会計期間（自 平成17年４月１日 至 平成17年９月30日）金額（百万円）		百分比（%）	当中間連結会計期間（自 平成18年４月１日 至 平成18年９月30日）金額（百万円）		百分比（%）	前連結会計年度の要約連結損益計算書（自 平成17年４月１日 至 平成18年３月31日）金額（百万円）		百分比（%）
Ⅰ 売上高			483,098	100.0		602,538	100.0		971,230	100.0
Ⅱ 売上原価			210,722	43.6		244,981	40.7		427,734	44.0
売上総利益			272,376	56.4		357,556	59.3		543,496	56.0
Ⅲ 販売費及び一般管理費	※１		209,305	43.3		299,129	49.6		423,361	43.6
営業利益			63,070	13.1		58,426	9.7		120,134	12.4
Ⅳ 営業外収益										
１．受取利息		453			1,002			1,161		
２．受取配当金		63			78			93		
３．受取経営指導料		219			—			—		
４．為替差益		—			330			13		
５．その他		1,234	1,970	0.4	1,815	3,226	0.5	3,260	4,528	0.5
Ⅴ 営業外費用										
１．支払利息		469			1,990			1,396		
２．持分法による投資損失		173			438			593		
３．為替差損		504			—			—		
４．その他		254	1,402	0.3	743	3,172	0.5	716	2,706	0.3
経常利益			63,638	13.2		58,480	9.7		121,956	12.6
Ⅵ 特別利益										
１．固定資産売却益	※２	161			195			241		
２．投資有価証券売却益		74			7			1,202		
３．その他		55	290	0.0	65	267	0.0	219	1,663	0.1
Ⅶ 特別損失										
１．固定資産除売却損	※３	1,009			1,197			2,561		
２．減損損失		—			158			233		
３．その他		432	1,442	0.3	135	1,491	0.2	3,916	6,711	0.7
税金等調整前中間（当期）純利益			62,486	12.9		57,256	9.5		116,908	12.0
法人税、住民税及び事業税		20,539			20,552			38,695		
法人税等調整額		2,831	23,370	4.8	6,674	27,226	4.5	5,971	44,666	4.6
少数株主利益(減算)			628	0.1		458	0.1		1,101	0.1
中間（当期）純利益			38,486	8.0		29,571	4.9		71,140	7.3

③【中間連結剰余金計算書及び中間連結株主資本等変動計算書】

中間連結剰余金計算書

区分	注記番号	前中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日） 金額（百万円）		前連結会計年度の 連結剰余金計算書 （自　平成17年４月１日 至　平成18年３月31日） 金額（百万円）	
（資本剰余金の部）					
Ⅰ　資本剰余金期首残高			109,561		109,561
Ⅱ　資本剰余金中間期末（期末）残高			109,561		109,561
（利益剰余金の部）					
Ⅰ　利益剰余金期首残高			299,345		299,345
Ⅱ　利益剰余金増加高					
１．中間（当期）純利益		38,486		71,140	
２．連結会社等の増加による増加高		1,847	40,334	1,847	72,987
Ⅲ　利益剰余金減少高					
１．配当金		10,354		23,955	
２．役員賞与		91		91	
３．自己株式処分差損		1,361	11,808	2,345	26,392
Ⅳ　利益剰余金中間期末（期末）残高			327,872		345,941

中間連結株主資本等変動計算書

当中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日　残高（百万円）	85,424	109,561	345,941	△10,165	530,760
中間連結会計期間中の変動額					
利益処分による利益配当			△13,623		△13,623
利益処分による役員賞与			△90		△90
中間純利益			29,571		29,571
自己株式の取得				△448	△448
自己株式の処分		10		409	420
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計（百万円）	－	10	15,857	△38	15,828
平成18年９月30日　残高（百万円）	85,424	109,571	361,798	△10,204	546,589

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年３月31日　残高（百万円）	5,860	△26,944	△21,084	－	8,903	518,580
中間連結会計期間中の変動額						
利益処分による利益配当						△13,623
利益処分による役員賞与						△90
中間純利益						29,571
自己株式の取得						△448
自己株式の処分						420
株主資本以外の項目の中間連結会計期間中の変動額（純額）	△909	11	△897	301	△625	△1,221
中間連結会計期間中の変動額合計（百万円）	△909	11	△897	301	△625	14,607
平成18年９月30日　残高（百万円）	4,951	△26,933	△21,982	301	8,278	533,187

④【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間（自 平成17年4月1日 至 平成17年9月30日）金額（百万円）	当中間連結会計期間（自 平成18年4月1日 至 平成18年9月30日）金額（百万円）	前連結会計年度の要約連結キャッシュ・フロー計算書（自 平成17年4月1日 至 平成18年3月31日）金額（百万円）
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前中間（当期）純利益		62,486	57,256	116,908
減価償却費		27,640	43,762	60,758
固定資産除売却損益（利益：△）		848	1,001	2,320
受取利息及び受取配当金		△516	△1,080	△1,254
支払利息		469	1,990	1,396
為替差損益（差益：△）		861	△212	494
持分法による投資損益（利益：△）		173	438	593
売上債権の増減額（増加：△）		△602	△17,803	618
たな卸資産の増減額（増加：△）		△5,277	△1,893	△4,592
前払年金費用の増減額（増加：△）		―	△7,885	△8,467
仕入債務の増減額（減少：△）		4,019	10,291	△1,759
未払金・未払費用の増減額（減少：△）		―	20,300	969
退職給付引当金の増減額（減少：△）		△6,585	567	△6,614
その他		396	△156	△3,395
小計		83,916	106,577	157,976
利息及び配当金の受取額		1,856	1,225	3,379
利息の支払額		△465	△1,762	△1,428
法人税等の支払額		△20,611	△20,311	△42,634
営業活動によるキャッシュ・フロー		64,695	85,729	117,292
Ⅱ 投資活動によるキャッシュ・フロー				
有価証券の取得による支出		△2,999	―	△2,999
有価証券の償還による収入		6,000	―	8,999
有形固定資産の取得による支出		△22,216	△22,548	△49,528
有形固定資産の売却による収入		664	363	1,482
無形固定資産の取得による支出		△1,380	△14,176	△151,660
投資有価証券の取得による支出		△17	△625	△36
投資有価証券の償還及び売却による収入		8,031	17	9,300
新規連結子会社の株式取得等に伴う支出		△31,656		△293,034
短期貸付金の純増減額（増加：△）		―	12,282	△84
長期貸付による支出		△428	△515	△897
その他資産の増減額（増加：△）		△1,144	△4,876	△1,076
投資活動によるキャッシュ・フロー		△45,146	△30,079	△479,535
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の純増減額（減少：△）		813	△145,641	146,683
長期借入による収入		85	30,628	240,245
長期借入金の返済による支出		△122	△16,535	△547
社債の発行による収入		―	99,681	―
自己株式の取得による支出		△5,517	△448	△6,056
配当金の支払額		△10,354	△13,629	△23,980
少数株主への配当金の支払額		△590	△1,320	△592
その他		273	417	970
財務活動によるキャッシュ・フロー		△15,413	△46,848	356,721
Ⅳ 現金及び現金同等物に係る換算差額		1,055	△1,341	2,727
Ⅴ 現金及び現金同等物の増減額（減少：△）		5,190	7,460	△2,794
Ⅵ 現金及び現金同等物の期首残高		70,409	67,527	70,409
Ⅶ 新規連結に伴う現金及び現金同等物の増加額		760	―	760
Ⅷ 連結除外に伴う現金及び現金同等物の減少額		△848	―	△848
Ⅸ 現金及び現金同等物の中間期末（期末）残高	※1	75,511	74,987	67,527

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日)	当中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)	前連結会計年度 (自 平成17年4月1日 至 平成18年3月31日)
1. 連結の範囲に関する事項 連結子会社………87社 会社名： 花王化粧品販売㈱、 花王クエーカー㈱、 花王販売㈱、 花王プロフェッショナル・サービス㈱、 Kao (Taiwan) Corporation、 Kao Industrial (Thailand) Co., Ltd.、 上海花王有限公司、 Fatty Chemical (Malaysia) Sdn. Bhd.、 Pilipinas Kao, Incorporated、 Kao Brands Company、 Kao Specialties Americas LLC、 KPSS - Kao Professional Salon Services GmbH、 Kao Chemicals GmbH、 Kao Corporation S.A.、 Molton Brown Limited、 その他 72社 (新規) ・当中間連結会計期間において新たに買収した子会社9社 Molton Brown Limited 他8社 ・当中間連結会計期間において新たに設立した子会社2社 Kao Prestige Limited、 KMS Global Marketing LLC ・前連結会計年度において新たに設立した子会社2社 花王(中国) 研究開発中心有限公司、 Kao Brands Australia Pty Limited	1. 連結の範囲に関する事項 連結子会社………104社 (新規1社、除外0社) 会社名： 花王販売㈱、 ㈱カネボウ化粧品、 カネボウ化粧品販売㈱、 花王化粧品販売㈱、 花王クエーカー㈱、 花王プロフェッショナル・サービス㈱、 Kao (Taiwan) Corporation、 Kao Industrial (Thailand) Co., Ltd.、 上海花王有限公司、 Fatty Chemical (Malaysia) Sdn. Bhd.、 Pilipinas Kao, Incorporated、 Kao Brands Company、 Kao Specialties Americas LLC、 KPSS - Kao Professional Salon Services GmbH、 Kao Chemicals GmbH、 Kao Corporation S.A.、 Molton Brown Limited、 その他 87社 ㈱カネボウ化粧品及びそのグループ会社は、貸借対照表のみ前連結会計年度に連結されており、損益計算書については、当中間連結会計期間より連結されております。 (新規) ・当中間連結会計期間において新たに設立した子会社1社 Molton Brown GmbH	1. 連結の範囲に関する事項 連結子会社………103社 (新規32社、除外6社) (新規) ・当連結会計年度において新たに株式を取得した子会社27社 Molton Brown Limited及びそのグループ会社8社 ㈱カネボウ化粧品及びそのグループ会社17社 ただし㈱カネボウ化粧品及びそのグループ会社17社については、平成18年1月31日に株式を取得しましたが、決算日が12月31日であるため連結損益計算書への反映は翌連結会計年度からとなり、当連結会計年度は取得時の貸借対照表のみ連結しております。 ・当連結会計年度において新たに設立した子会社3社 Kao Prestige Limited、 KMS Global Marketing LLC、 KPSS France S.A.R.L ・前連結会計年度において新たに設立した子会社2社 花王(中国) 研究開発中心有限公司、 Kao Brands Australia Pty Limited

前中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
（除外） ・当中間連結会計期間において関連会社になったため持分法適用会社に含めた１社 ADM Kao LLC ・事業再編により吸収合併された２社 Goldwell Cosmetics (USA) Inc.、 Goldwell/KMS West LLC 非連結子会社……11社 会社名： ㈱消費生活研究所、 花王システム物流㈱、 花王インフォネットワーク㈱、 Crescent Insurance Pte. Ltd.、 その他７社 なお、非連結子会社11社の合計の総資産、売上高、中間純損益(持分に見合う額）及び利益剰余金(持分に見合う額）等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	非連結子会社……14社 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 ㈱ＫＣロジスティクス、 花王マーチャンダイジングサービス㈱ その他10社 なお、非連結子会社14社の合計の総資産、売上高、中間純損益(持分に見合う額）及び利益剰余金(持分に見合う額）等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	（除外） ・当連結連結会計年度において関連会社になったため持分法適用会社に含めた１社 ADM Kao LLC ・事業再編により吸収合併された２社 Goldwell Cosmetics (USA) Inc.、 Goldwell/KMS West LLC ・当連結会計年度において清算された３社 Guhl Ikebana AG、 Guhl Ikebana Kosmetica Ges.m.b.H.、 KMS Research LLC 主要な連結子会社名は、「第１　企業の概況　４関係会社の状況」に記載しております。 非連結子会社……14社 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 花王マーチャンダイジングサービス㈱ その他11社（内、持分法適用非連結子会社９社） なお、非連結子会社14社の合計の総資産、売上高、当期純損益(持分に見合う額）及び利益剰余金(持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。

前中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
２．持分法の適用に関する事項 持分法適用非連結子会社……10社 会社名： 花王商事㈱、ニコー製紙㈱、 花王ロジスティクス㈱、 その他７社 （新規） ・当中間連結会計期間において重要性が増したことにより持分法適用会社に含めた７社 花王システム物流㈱、 花王マーチャンダイジングサービス㈱、 その他５社	２．持分法の適用に関する事項 持分法適用非連結子会社……12社　（新規０社、除外０社） 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 ㈱ＫＣロジスティクス、 花王マーチャンダイジングサービス㈱ その他８社	２．持分法の適用に関する事項 持分法適用非連結子会社……12社　（新規９社、除外０社） 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 花王マーチャンダイジングサービス㈱ その他９社 （新規） ・当連結会計年度において重要性が増したことにより持分法適用会社に含めた７社 花王システム物流㈱、 花王マーチャンダイジングサービス㈱、 その他５社 ・当連結会計年度において新たに株式を取得した１社 ㈱ＫＣロジスティクス、 ・当連結会計年度において新たに設立した１社 花王ピオニー㈱
持分法非適用非連結子会社……１社 会社名： Kao(S)2003 Private Limited	持分法非適用非連結子会社……２社 会社名： Kao(S)2003 Private Limited、 Kanebo Cosmetics U.K. Ltd.	持分法非適用非連結子会社……２社 会社名： Kao(S)2003 Private Limited、 Kanebo Cosmetics U.K. Ltd.
持分法適用関連会社…………11社 会社名： ニベア花王㈱、伊野紙㈱、 Kao (Malaysia) Sdn. Bhd.、 Misamis Oriental Land Development Corporation、 その他７社 （新規） ・当中間連結会計期間において重要性が増したことにより持分法適用会社に含めた３社 昭和興産㈱、水島可塑剤㈱、 人事サービス・コンサルティング㈱ ・当中間連結会計期間において関連会社になったため持分法適用会社に含めた１社 ADM Kao LLC	持分法適用関連会社…………10社　（新規０社、除外０社） 会社名： 昭和興産㈱、ニベア花王㈱、 Kao (Malaysia) Sdn. Bhd.、 その他７社	持分法適用関連会社…………10社　（新規４社、除外１社） 会社名： 昭和興産㈱、ニベア花王㈱、 Kao (Malaysia) Sdn. Bhd.、 その他７社 （新規） ・当連結会計年度において重要性が増したことにより持分法適用会社に含めた３社 昭和興産㈱、水島可塑剤㈱、 人事サービス・コンサルティング㈱、 ・当連結会計年度において関連会社になったため持分法適用会社に含めた１社 ADM Kao LLC （除外） ・当連結会計年度において持分比率が減少した１社 杭州伝化花王有限公司
持分法非適用関連会社……３社 会社名： Kao Trading (Malaysia) Sdn. Bhd.、 その他２社 なお、持分法を適用していない非連結子会社１社及び関連会社３社の合計の中間純損益(持分に見合う額) 及び利益剰余金(持分に見合う額) 等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	持分法非適用関連会社……２社 会社名： Kao Trading (Malaysia) Sdn. Bhd.、 Chia Lih Pau Chemical Co., Ltd. なお、持分法を適用していない非連結子会社２社及び関連会社２社の合計の中間純損益(持分に見合う額) 及び利益剰余金(持分に見合う額) 等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	持分法非適用関連会社……２社 会社名： Kao Trading (Malaysia) Sdn. Bhd.、 Chia Lih Pau Chemical Co., Ltd. なお、持分法を適用していない非連結子会社２社及び関連会社２社の合計の当期純損益(持分に見合う額) 及び利益剰余金(持分に見合う額) 等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。

前中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
３．連結子会社の中間決算日等に関する事項 連結子会社のうち、花王販売㈱、花王化粧品販売㈱、愛媛サニタリープロダクツ㈱、花王クエーカー㈱、花王プロフェッショナル・サービス㈱以外の子会社の中間決算日は６月30日であり、中間連結決算日との差は３ヶ月以内であるため、当該連結子会社の中間決算日現在の中間財務諸表を基礎として連結を行っております。ただし、中間連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。	３．連結子会社の中間決算日等に関する事項 同左	３．連結子会社の決算日等に関する事項 連結子会社のうち、花王販売㈱、花王化粧品販売㈱、愛媛サニタリープロダクツ㈱、花王クエーカー㈱、花王プロフェッショナル・サービス㈱以外の子会社の決算日は12月31日であり、連結決算日との差は３ヶ月以内であるため、当該連結子会社の事業年度に係わる財務諸表を基礎として連結を行っております。ただし、連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。
４．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ① 有価証券 満期保有目的の債券 償却原価法（定額法） その他有価証券 時価のあるもの …中間決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定） 時価のないもの …主として移動平均法による原価法 ② デリバティブ 時価法 ③ たな卸資産 主として総平均法による低価法 (2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 当社及び国内連結子会社は主として定率法を採用し、在外連結子会社は主として定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 建物………………21～35年 機械及び装置…７年、９年 また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。 ② 無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 営業権………………15年、20年 商標権………………………10年 自社利用のソフトウェア…５年	４．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ① 有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの …中間決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は主として移動平均法により算定） 時価のないもの 同左 ② デリバティブ 同左 ③ たな卸資産 同左 (2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 同左 ② 無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 のれん………………15年、20年 特許権………………………８年 商標権………………………10年 自社利用のソフトウェア…５年	４．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ① 有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定） 時価のないもの 同左 ② デリバティブ 同左 ③ たな卸資産 同左 (2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 同左 ② 無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 営業権………………15年、20年 特許権………………………８年 商標権………………………10年 自社利用のソフトウェア…５年

前中間連結会計期間 (自　平成17年4月1日 至　平成17年9月30日)	当中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	前連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)
(3) 重要な引当金の計上基準 ① 貸倒引当金 当社及び国内連結子会社は、売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。また、在外連結子会社は、主として特定の債権について回収不能見込額を計上しております。	(3) 重要な引当金の計上基準 ① 貸倒引当金 同左	(3) 重要な引当金の計上基準 ① 貸倒引当金 同左
② 退職給付引当金 当社及び主要な連結子会社においては、従業員の退職給付に備えるため、当中間連結会計期間末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、主としてその発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 数理計算上の差異は、主として各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生連結会計年度から費用処理しております。	② 退職給付引当金 当社及び主要な連結子会社においては、従業員の退職給付に備えるため、当中間連結会計期間末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、主としてその発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 数理計算上の差異は、主として各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生連結会計年度から費用処理しております。 なお、当中間連結会計期間末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。	② 退職給付引当金 当社及び主要な連結子会社においては、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、主としてその発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 数理計算上の差異は、主として各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生連結会計年度から費用処理しております。 なお、当連結会計年度末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。
③ 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を引当計上しておりましたが、平成13年7月以降新規の引当計上を停止しております。従いまして、当中間連結会計期間末の残高は、現任取締役が平成13年6月以前に就任していた期間に応じて引当計上した額であります。	③ 役員退職慰労引当金 同左	③ 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を引当計上しておりましたが、平成13年7月以降新規の引当計上を停止しております。従いまして、当連結会計年度末の残高は、当連結会計年度末に在任の取締役が平成13年6月以前に就任していた期間に応じて引当計上した額であります。

前中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、在外子会社等の資産及び負債は、中間決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めて計上しております。 (5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、主として通常の賃貸借取引に係る方法に準じた会計処理によっております。 (6) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 主として繰延ヘッジ処理を採用しております。 なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。 ② ヘッジ手段とヘッジ対象 ヘッジ手段：ヘッジ対象 為替予約：外貨建貸付金及び外貨建予定取引 通貨スワップ：外貨建貸付金 金利スワップ：借入金及び社債 ③ ヘッジ方針 主として当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。 なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の50%以上をヘッジする方針であります。 (7) その他中間連結財務諸表作成のための重要な事項 消費税等の会計処理 税抜方式によっております。	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、在外子会社等の資産及び負債は、中間決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は純資産の部における少数株主持分及び為替換算調整勘定に含めて計上しております。 (5) 重要なリース取引の処理方法 同左 (6) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 同左 ② ヘッジ手段とヘッジ対象 同左 ③ ヘッジ方針 同左 (7) その他中間連結財務諸表作成のための重要な事項 消費税等の会計処理 同左	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、在外子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めて計上しております。 (5) 重要なリース取引の処理方法 同左 (6) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 同左 ② ヘッジ手段とヘッジ対象 同左 ③ ヘッジ方針 同左 (7) その他連結財務諸表作成のための重要な事項 消費税等の会計処理 同左
５．中間連結キャッシュ・フロー計算書における資金の範囲 手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３か月以内に償還期限の到来する短期投資からなっております。	５．中間連結キャッシュ・フロー計算書における資金の範囲 同左	５．連結キャッシュ・フロー計算書における資金の範囲 同左

中間連結財務諸表作成のための基本となる重要な事項の変更

前中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
	１．役員賞与に関する会計基準 　当中間連結会計期間より、「役員賞与に関する会計基準」（企業会計基準第４号平成17年11月29日）を適用しております。これにより営業利益、経常利益及び税金等調整前中間純利益は、それぞれ47百万円減少しております。 ２．貸借対照表の純資産の部の表示に関する会計基準 　当中間連結会計期間より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号平成17年12月９日）を適用しております。従来の資本の部の合計に相当する金額は524,607百万円であります。 ３．企業結合に係る会計基準等 　当中間連結会計期間より、「企業結合に係る会計基準」（企業会計審議会平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第７号平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号平成17年12月27日）を適用しております。これによる損益に与える影響はありません。 ４．ストック・オプション等に関する会計基準 　当中間連結会計期間より、「ストック・オプション等に関する会計基準」（企業会計基準第８号平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号平成18年５月31日）を適用しております。これにより、営業利益、経常利益及び税金等調整前中間純利益はそれぞれ301百万円減少しております。 ５．自己株式及び準備金の額の減少等に関する会計基準等の改正 　当中間連結会計期間より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第１号　最終改正平成18年８月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第２号　最終改正平成18年８月11日）を適用しております。これによる損益に与える影響はありません。 ６．金融商品に関する会計基準の改正 　当中間連結会計期間より、改正後の「金融商品に関する会計基準」（企業会計基準第10号　最終改正平成18年８月11日）を適用しております。これによる損益に与える影響は軽微であります。	

表示方法の変更

前中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）
	（中間連結貸借対照表） 　前中間連結会計期間及び前連結会計年度において、「営業権」、「連結調整勘定」として掲記されていたものは、当中間連結会計期間から「のれん」と表示しております。
（中間連結損益計算書） 　「受取経営指導料」は、従来、営業外収益の「その他」に含めて表示しておりましたが、営業外収益の総額の100分の10を超えたため区分掲記しております。 　なお、前中間連結会計期間における「受取経営指導料」の金額は196百万円であります。	（中間連結損益計算書） １．前中間連結会計期間まで区分掲記しておりました「受取経営指導料」（当中間連結会計期間は203百万円）は、営業外収益の総額の100分の10以下となったため、営業外収益の「その他」に含めて表示しております。 ２．前中間連結会計期間では、「減損損失」は特別損失の「その他」に含めて表示しておりましたが、当中間連結会計期間において特別損失の総額の100分の10を超えたため、区分掲記しております。 　なお、前中間連結会計期間の「減損損失」の金額は109百万円であります。
	（中間連結キャッシュ・フロー計算書） １．営業活動によるキャッシュ・フローの「前払年金費用の増減額（増加:△）」及び「未払金・未払費用の増減額（減少:△）」は金額的重要性が増したため、当中間連結会計期間より「その他」から区分掲記しております。 　なお、前中間連結会計期間の「その他」に含まれている「前払年金費用の増減額（増加:△）」は680百万円、「未払金・未払費用の増減額（減少:△）」は5,156百万円であります。 ２．投資活動によるキャッシュ・フローの「短期貸付金の純増減額（増加:△）」は金額的重要性が増したため、当中間連結会計期間より「その他資産の増減額（増加:△）」から区分掲記しております。 　なお、前中間連結会計期間の「その他資産の増減額（増加:△）」に含まれている「短期貸付金の純増減額（増加:△）」は△110百万円であります。

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間末（平成17年９月30日）	当中間連結会計期間末（平成18年９月30日）	前連結会計年度末（平成18年３月31日）
※１．担保に供している資産の額（簿価） 百万円 売掛金 217 有形固定資産等 901 計 1,118 上記に対応する債務 百万円 短期借入金 395 長期借入金 43 計 439	※１．担保に供している資産の額（簿価） 百万円 売掛金 185 有形固定資産等 564 計 750 上記に対応する債務 百万円 短期借入金 85	※１．担保に供している資産の額（簿価） 百万円 売掛金 216 有形固定資産等 1,269 計 1,485 上記に対応する債務 百万円 短期借入金 396
２．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 百万円 European Distribution Service GmbH 2,306 従業員等 1,171 計 3,478	２．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 百万円 European Distribution Service GmbH 2,320 従業員等 711 計 3,032	２．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 百万円 European Distribution Service GmbH 2,291 従業員等 878 計 3,170
――――――	百万円 ３．割引手形残高 602	百万円 ３．割引手形残高 681

（中間連結損益計算書関係）

前中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）	当中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）	前連結会計年度（自　平成17年４月１日　至　平成18年３月31日）
※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 百万円 荷造発送費 25,813 広告宣伝費 42,984 拡売費及び販促費 19,271 給料手当・賞与 35,875 研究開発費 19,965	※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 百万円 荷造発送費 33,533 広告宣伝費 51,140 拡売費及び販促費 33,187 給料手当・賞与 57,052 研究開発費 21,225	※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 百万円 荷造発送費 51,947 広告宣伝費 83,769 拡売費及び販促費 38,722 給料手当・賞与 73,157 研究開発費 40,262
※２．固定資産売却益の内訳は次のとおりであります。 百万円 機械装置及び運搬具 128 建物及び構築物 30 その他 2	※２．固定資産売却益の内訳は次のとおりであります。 百万円 機械装置及び運搬具 180 その他 15	※２．固定資産売却益の内訳は次のとおりであります。 百万円 機械装置及び運搬具 183 その他 57
※３．固定資産除売却損の内訳は次のとおりであります。 百万円 機械装置及び運搬具 515 建物及び構築物 292 その他 202	※３．固定資産除売却損の内訳は次のとおりであります。 百万円 機械装置及び運搬具 712 建物及び構築物 380 その他 103	※３．固定資産除売却損の内訳は次のとおりであります。 百万円 機械装置及び運搬具 1,149 建物及び構築物 895 土地 409 その他 107

（中間連結株主資本等変動計算書関係）

当中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（千株）	当中間連結会計期間増加株式数（千株）	当中間連結会計期間減少株式数（千株）	当中間連結会計期間末株式数（千株）
発行済株式				
普通株式	549,443	－	－	549,443
合計	549,443	－	－	549,443
自己株式				
普通株式（注）	4,497	147	160	4,484
合計	4,497	147	160	4,484

（注）普通株式の自己株式の株式数の増加147千株は、単元未満株式の買取請求による増加であります。
普通株式の自己株式の株式数の減少160千株は、ストック・オプションの行使による減少121千株及び単元未満株式売渡請求による減少39千株であります。

２．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	当中間連結会計期間末残高（百万円）
提出会社（親会社）	第５－Ａ回新株予約権（ストック・オプション） 取締役会決議　平成18年５月22日 株主総会決議　平成18年６月29日	111
	第５－Ｂ回新株予約権（ストック・オプション） 株主総会決議　平成18年６月29日	190
合計		301

３．配当に関する事項

（１）配当金支払額

（決議）	株式の種類	配当金の総額（百万円）（注）	１株当たり配当額（円）	基準日	効力発生日
平成18年６月29日 定時株主総会	普通株式	13,623	25	平成18年３月31日	平成18年６月29日

（注）持分法適用関連会社が保有する自己株式にかかる配当金のうち、持分相当額を控除しております。なお、控除前の金額は、13,637百万円であります。

（２）基準日が当中間会計期間に属する配当のうち、配当の効力発生日が中間会計期間末後となるもの

（決議）	株式の種類	配当金の総額（百万円）（注）	配当の原資	１株当たり配当額（円）	基準日	効力発生日
平成18年10月23日 取締役会	普通株式	14,183	利益剰余金	26	平成18年９月30日	平成18年12月１日

（注）持分法適用関連会社が保有する自己株式にかかる配当金の持分相当額は、控除しておりません。

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
※１．現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係	※１．現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係	※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係
百万円	百万円	百万円
現金及び預金勘定　54,141	現金及び預金勘定　44,400	現金及び預金勘定　47,384
預入期間が３か月を超える定期預金　△1	預入期間が３か月を超える定期預金　△5	預入期間が３か月を超える定期預金　△47
有価証券勘定　24,370	有価証券勘定　27,592	有価証券勘定　20,189
取得日から償還日までの期間が３か月を超える債券等（有価証券）　△2,999	金銭債権信託受益権（流動資産その他）　3,000	短期貸付金（流動資産その他）　0
現金及び現金同等物　75,511	現金及び現金同等物　74,987	現金及び現金同等物　67,527

（リース取引関係）

前中間連結会計期間
（自　平成17年４月１日
至　平成17年９月30日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
建物及び構築物等	10,136	2,353	7,783

（注）取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法により算定しております。

(2) 未経過リース料中間期末残高相当額等

未経過リース料中間期末残高相当額

	百万円
１年内	619
１年超	7,163
合計	7,783

（注）未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	百万円
① 支払リース料	434
② 減価償却費相当額	434

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティング・リース取引

未経過リース料

	百万円
１年内	3,147
１年超	21,477
合計	24,624

（減損損失について）

リース資産に配分された減損損失はありません。

当中間連結会計期間
（自　平成18年４月１日
至　平成18年９月30日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	中間期末残高相当額（百万円）
建物及び構築物	8,632	1,642	－	6,989
工具、器具及び備品等	7,258	4,478	－	2,779
合計	15,890	6,121	－	9,769

（注）　同左

(2) 未経過リース料中間期末残高相当額等

未経過リース料中間期末残高相当額

	百万円
１年内	1,917
１年超	7,852
合計	9,769
リース資産減損勘定の残高	－

（注）　同左

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	百万円
① 支払リース料	978
② リース資産減損勘定の取崩額	－
③ 減価償却費相当額	978
④ 減損損失	－

(4) 減価償却費相当額の算定方法

同左

２．オペレーティング・リース取引

未経過リース料

	百万円
１年内	4,130
１年超	20,807
合計	24,937

前連結会計年度
（自　平成17年４月１日
至　平成18年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	期末残高相当額（百万円）
建物及び構築物	8,632	1,403	－	7,228
工具、器具及び備品等	8,787	5,378	－	3,409
合計	17,419	6,782	－	10,637

（注）取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(2) 未経過リース料期末残高相当額等

未経過リース料期末残高相当額

	百万円
１年内	2,118
１年超	8,519
合計	10,637
リース資産減損勘定の残高	－

（注）未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	百万円
① 支払リース料	726
② リース資産減損勘定の取崩額	－
③ 減価償却費相当額	726
④ 減損損失	－

(4) 減価償却費相当額の算定方法

同左

２．オペレーティング・リース取引

未経過リース料

	百万円
１年内	4,134
１年超	21,260
合計	25,394

（有価証券関係）

前中間連結会計期間末（平成17年９月30日）

１．満期保有目的の債券で時価のあるもの

	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
(1) 社債	－	－	－
(2) その他	2,999	2,999	△0
合計	2,999	2,999	△0

２．その他有価証券で時価のあるもの

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) 株式	2,894	10,703	7,808
(2) 債券			
国債・地方債	536	536	－
(3) その他	409	410	1
合計	3,840	11,650	7,810

３．時価評価されていない主な有価証券の内容

	中間連結貸借対照表計上額(百万円)
満期保有目的の債券	7,999
その他有価証券	
ＭＭＦ	11,767

（注）減損処理にあたっては、中間連結会計期間末における時価が取得原価に比べ50%以上下落した場合には全て減損処理を行い、30～50%程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

当中間連結会計期間末（平成18年９月30日）

１．その他有価証券で時価のあるもの

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) 株式	3,060	10,617	7,557
(2) 債券			
国債・地方債	586	586	
(3) その他	704	705	0
合計	4,351	11,909	7,557

２．時価評価されていない主な有価証券の内容

	中間連結貸借対照表計上額(百万円)
満期保有目的の債券	4,997
その他有価証券	
ＭＭＦ	20,090

（注）減損処理にあたっては、中間連結会計期間末における時価が取得原価に比べ50%以上下落した場合には全て減損処理を行い、30～50%程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

前連結会計年度末（平成18年３月31日）

１．その他有価証券で時価のあるもの

	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
(1) 株式	3,047	12,030	8,983
(2) 債券			
国債・地方債	338	338	－
(3) その他	359	360	1
合計	3,744	12,729	8,984

２．時価評価されていない主な有価証券の内容

	連結貸借対照表計上額（百万円）
その他有価証券	
ＭＭＦ	18,429

（注）有価証券について14百万円（その他有価証券で時価のある株式14百万円、時価評価されていない株式０百万円）減損処理を行っております。

なお、減損処理にあたっては、連結会計年度末における時価が取得原価に比べ50％以上下落した場合には全て減損処理を行い、30～50％程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

（デリバティブ取引関係）

デリバティブ取引の契約額等、時価及び評価損益の状況

対象物の種類	取引の種類	前中間連結会計期間末（平成17年９月30日）			当中間連結会計期間末（平成18年９月30日）			前連結会計年度末（平成18年３月31日）		
		契約額等（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	時価（百万円）	評価損益（百万円）
通貨	為替予約取引	8,994	9,208	△4	8,560	8,550	6	6,011	6,205	150
	通貨スワップ取引	26,540	△401	△401	27,505	△1,372	△1,372	25,774	△772	△772
	通貨オプション取引	155			－			167		
		(1)	1	0	－	－	－	(2)	1	△0
金利	金利スワップ取引	668	△2	△2	－	－	－	699	△0	△0
合計		36,359	8,805	△408	36,066	7,177	△1,365	32,652	5,434	△622

（注）１．ヘッジ会計が適用されているデリバティブ取引は除いております。

２．契約額等の欄の( )の金額は通貨オプション取引のオプション料です。

（ストック・オプション等関係）

当中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

ストック・オプションに係る当中間連結会計期間における費用計上額及び科目名

販売費及び一般管理費　　301百万円

（セグメント情報）

【事業の種類別セグメント情報】

前中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1) 外部顧客に対する売上高	353,102	39,307	90,688	483,098	－	483,098
(2) セグメント間の内部売上高又は振替高	－	－	13,153	13,153	(13,153)	－
計	353,102	39,307	103,842	496,251	(13,153)	483,098
営業費用	305,771	35,429	92,134	433,336	(13,309)	420,027
営業利益	47,330	3,877	11,707	62,915	155	63,070

当中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1) 外部顧客に対する売上高	373,014	135,113	94,410	602,538	－	602,538
(2) セグメント間の内部売上高又は振替高	－	－	14,540	14,540	(14,540)	－
計	373,014	135,113	108,951	617,078	(14,540)	602,538
営業費用	325,736	135,792	97,212	558,742	(14,630)	544,111
営業利益又は営業損失（△）	47,277	△679	11,738	58,336	90	58,426

前連結会計年度（自　平成17年４月１日　至　平成18年３月31日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1) 外部顧客に対する売上高	704,033	85,246	181,949	971,230	－	971,230
(2) セグメント間の内部売上高又は振替高			26,941	26,941	(26,941)	－
計	704,033	85,246	208,890	998,171	(26,941)	971,230
営業費用	611,334	80,074	186,861	878,270	(27,174)	851,095
営業利益	92,699	5,171	22,029	119,901	233	120,134

（注）１．事業区分の方法
事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、家庭用製品、化粧品、工業用製品の事業に区分しております。

２．各事業区分の主要製品

事業区分	売上区分	主要製品
家庭用製品事業	パーソナルケア製品	化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品
	ハウスホールド製品	衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上剤、掃除用紙製品
	サニタリーほか製品	生理用品、紙おむつ、食用油、飲料
化粧品事業	化粧品	カウンセリング化粧品、セルフ化粧品
工業用製品事業	工業用製品	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料

【所在地別セグメント情報】
前中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	353,687	40,169	45,047	44,193	483,098		483,098
(2) セグメント間の内部売上高又は振替高	5,008	12,541	1,054	5,453	24,057	(24,057)	―
計	358,695	52,710	46,102	49,646	507,155	(24,057)	483,098
営業費用	303,782	49,106	43,370	47,112	443,371	(23,344)	420,027
営業利益	54,913	3,604	2,731	2,534	63,784	(713)	63,070

当中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	446,603	47,177	53,632	55,124	602,538	―	602,538
(2) セグメント間の内部売上高又は振替高	7,977	12,595	244	8,204	29,021	(29,021)	―
計	454,580	59,772	53,877	63,329	631,559	(29,021)	602,538
営業費用	402,945	58,706	50,451	61,376	573,480	(29,369)	544,111
営業利益	51,635	1,065	3,425	1,953	58,079	347	58,426

前連結会計年度（自　平成17年４月１日　至　平成18年３月31日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	697,484	84,468	93,738	95,537	971,230	－	971,230
(2) セグメント間の内部売上高又は振替高	10,571	26,429	1,428	13,947	52,377	(52,377)	－
計	708,056	110,898	95,167	109,485	1,023,607	(52,377)	971,230
営業費用	606,402	105,054	88,388	101,962	901,807	(50,712)	851,095
営業利益	101,653	5,844	6,778	7,522	121,799	(1,664)	120,134

（注）１．国又は地域の区分の方法

地理的近接度により区分しております。

２．本邦以外の区分に属する主な国又は地域

(1) アジア：東アジア及び東南アジア諸国、オーストラリア

(2) 米州　：米国、カナダ、メキシコ

(3) 欧州　：ヨーロッパ諸国、南アフリカ

【海外売上高】

前中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	44,211	45,082	43,481	132,775
Ⅱ　連結売上高（百万円）				483,098
Ⅲ　連結売上高に占める海外売上高の割合（％）	9.2	9.3	9.0	27.5

当中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	52,884	54,999	53,156	161,040
Ⅱ　連結売上高（百万円）				602,538
Ⅲ　連結売上高に占める海外売上高の割合（％）	8.8	9.1	8.8	26.7

前連結会計年度（自　平成17年４月１日　至　平成18年３月31日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	92,711	94,356	93,139	280,207
Ⅱ　連結売上高（百万円）				971,230
Ⅲ　連結売上高に占める海外売上高の割合（％）	9.5	9.7	9.6	28.9

（注）１．国又は地域の区分の方法

地理的近接度により区分しております。

２．各区分に属する主な国又は地域

(1) アジア：東アジア及び東南アジア諸国、オーストラリア

(2) 米州　：米国、カナダ、メキシコ

(3) 欧州　：ヨーロッパ諸国、南アフリカ

３．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

（1株当たり情報）

前中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）		当中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）		前連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）	
1株当たり純資産額	880.98円	1株当たり純資産額	962.65円	1株当たり純資産額	935.11円
1株当たり中間純利益	70.75円	1株当たり中間純利益	54.26円	1株当たり当期純利益	130.58円
潜在株式調整後1株当たり中間純利益	70.56円	潜在株式調整後1株当たり中間純利益	54.22円	潜在株式調整後1株当たり当期純利益	130.28円

（注）算定上の基礎

1．1株当たり純資産額

	前中間連結会計期間末 （平成17年9月30日）	当中間連結会計期間末 （平成18年9月30日）	前連結会計年度末 （平成18年3月31日）
純資産の部の合計額（百万円）	－	533,187	－
純資産の部の合計額から控除する金額（百万円）	－	8,580	－
（うち新株予約権）	(－)	(301)	(－)
（うち少数株主持分）	(－)	(8,278)	(－)
普通株式に係る中間期末（期末）の純資産額（百万円）	－	524,607	－
普通株式の発行済株式数（千株）	－	549,443	－
普通株式の自己株式数（千株）	－	4,484	－
1株当たり純資産額の算定に用いられた中間期末（期末）普通株式の数（千株）	－	544,959	－

2．1株当たり中間（当期）純利益及び潜在株式調整後1株当たり中間（当期）純利益

	前中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
1株当たり中間（当期）純利益			
中間（当期）純利益（百万円）	38,486	29,571	71,140
普通株主に帰属しない金額（百万円）	－	－	90
（うち利益処分による役員賞与金）	(－)	(－)	(90)
普通株式に係る中間（当期）純利益（百万円）	38,486	29,571	71,049
期中平均株式数（千株）	543,968	544,973	544,126
潜在株式調整後1株当たり中間（当期）純利益			
中間（当期）純利益調整額（百万円）	3	－	3
（うち支払利息（税額相当額控除後））	(3)	(－)	(3)
普通株式増加数（千株）	1,510	396	1,248
（うち転換社債）	(1,426)	(－)	(1,013)
（うち新株予約権）	(84)	(396)	(234)
希薄化効果を有しないため、潜在株式調整後1株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	平成13年6月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成14年6月27日定時株主総会決議ストックオプション （新株予約権　466個） 普通株式　466千株 平成16年6月29日定時株主総会決議ストックオプション （新株予約権　1,151個） 普通株式　1,151千株 平成17年6月29日定時株主総会決議ストックオプション （新株予約権　1,167個） 普通株式　1,167千株	平成13年6月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成18年6月29日定時株主総会決議ストックオプション （新株予約権　437個） 普通株式　437千株	平成13年6月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成14年6月27日定時株主総会決議ストックオプション （新株予約権　438個） 普通株式　438千株

(2) 【その他】

該当事項はありません。

2【中間財務諸表等】

(1)【中間財務諸表】

①【中間貸借対照表】

		前中間会計期間末（平成17年９月30日）			当中間会計期間末（平成18年９月30日）			前事業年度の要約貸借対照表（平成18年３月31日）		
区分	注記番号	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（資産の部）										
Ⅰ 流動資産										
1．現金及び預金		36,177			15,512			16,062		
2．売掛金		53,805			60,535			54,036		
3．有価証券		10,999			4,997			－		
4．たな卸資産		48,693			49,306			49,060		
5．その他		42,672			32,551			45,662		
6．貸倒引当金		△21			△547			△314		
流動資産合計			192,327	30.9		162,355	15.7		164,506	16.1
Ⅱ 固定資産										
(1) 有形固定資産	※2									
1．建物	※1	54,095			51,662			52,003		
2．機械及び装置	※1	51,606			50,769			50,439		
3．土地		44,235			44,249			44,317		
4．建設仮勘定		3,336			6,869			4,735		
5．その他	※1	17,197			16,368			16,279		
有形固定資産合計		170,471			169,919			167,776		
(2) 無形固定資産										
1．商標権		40,666			158,707			156,183		
2．その他		7,965			32,123			34,190		
無形固定資産合計		48,631			190,831			190,374		
(3) 投資その他の資産										
1．投資有価証券		127,273			411,000			411,873		
2．出資金		49,417			54,352			48,939		
3．長期貸付金		4,248			16,216			5,858		
4．その他		30,784			30,768			34,835		
5．貸倒引当金		△8			△8			△8		
投資その他の資産合計		211,715			512,329			501,498		
固定資産合計			430,818	69.1		873,080	84.3		859,648	83.9
資産合計			623,146	100.0		1,035,436	100.0		1,024,155	100.0

区分	注記番号	前中間会計期間末（平成17年９月30日）			当中間会計期間末（平成18年９月30日）			前事業年度の要約貸借対照表（平成18年３月31日）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（負債の部）										
Ⅰ　流動負債										
１．買掛金		60,270			68,664			58,060		
２．短期借入金		－			－			143,000		
３．一年以内に償還予定の転換社債		1,068			－			－		
４．一年以内に返済予定の長期借入金		－			22,000			22,000		
５．未払金		13,030			16,463			15,243		
６．未払費用		41,298			50,414			39,255		
７．未払法人税等		14,997			12,263			12,021		
８．預り金		31,486			47,929			39,879		
９．その他		2,251			4,305			1,151		
流動負債合計			164,403	26.4		222,041	21.5		330,612	32.3
Ⅱ　固定負債										
１．社債		－			99,995			－		
２．長期借入金		－			231,500			218,000		
３．退職給付引当金		885			842			834		
４．役員退職慰労引当金		180			163			180		
５．その他		82			83			83		
固定負債合計			1,148	0.2		332,584	32.1		219,098	21.4
負債合計			165,552	26.6		554,626	53.6		549,710	53.7

区分	注記番号	前中間会計期間末（平成17年９月30日）金額（百万円）		構成比（%）	当中間会計期間末（平成18年９月30日）金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成18年３月31日）金額（百万円）		構成比（%）
（資本の部）										
Ⅰ　資本金			85,424	13.7		−	−		85,424	8.3
Ⅱ　資本剰余金										
資本準備金		108,888			−			108,888		
資本剰余金合計			108,888	17.5		−	−		108,888	10.6
Ⅲ　利益剰余金										
１．利益準備金		14,116			−			14,116		
２．任意積立金		208,735			−			208,735		
３．中間（当期）未処分利益		48,483			−			62,603		
利益剰余金合計			271,336	43.5		−	−		285,456	27.9
Ⅳ　その他有価証券評価差額金			4,138	0.7		−	−		4,652	0.5
Ⅴ　自己株式			△12,193	△2.0					△9,978	△1.0
資本合計			457,594	73.4		−	−		474,444	46.3
負債資本合計			623,146	100.0		−	−		1,024,155	100.0
（純資産の部）										
Ⅰ　株主資本										
１．資本金			−	−		85,424	8.3		−	−
２．資本剰余金										
(1)資本準備金		−			108,888			−		
(2)その他資本剰余金		−			10			−		
資本剰余金合計			−	−		108,899	10.5		−	−
３．利益剰余金										
(1)利益準備金		−			14,116			−		
(2)その他利益剰余金										
特別償却準備金		−			158			−		
圧縮記帳積立金		−			6,584			−		
別途積立金		−			221,799			−		
繰越利益剰余金		−			49,601			−		
利益剰余金合計			−	−		292,261	28.2		−	−
４．自己株式			−	−		△10,016	△1.0		−	−
株主資本合計			−	−		476,567	46.0		−	−
Ⅱ　評価・換算差額等										
その他有価証券評価差額金			−	−		3,940	0.4		−	−
評価・換算差額等合計			−	−		3,940	0.4		−	−
Ⅲ　新株予約権			−	−		301	0.0		−	−
純資産合計			−	−		480,809	46.4		−	−
負債純資産合計			−	−		1,035,436	100.0		−	−

② 【中間損益計算書】

		前中間会計期間 (自　平成17年4月1日 至　平成17年9月30日)			当中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)			前事業年度の 要約損益計算書 (自　平成17年4月1日 至　平成18年3月31日)		
区分	注記番号	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅰ　売上高			349,450	100.0		356,676	100.0		688,589	100.0
Ⅱ　売上原価			145,226	41.6		150,459	42.2		289,385	42.0
売上総利益			204,224	58.4		206,216	57.8		399,204	58.0
Ⅲ　販売費及び一般管理費			155,483	44.5		166,004	46.5		308,652	44.8
営業利益			48,740	13.9		40,211	11.3		90,551	13.2
Ⅳ　営業外収益	※1		5,261	1.5		6,206	1.7		10,131	1.4
Ⅴ　営業外費用	※2		126	0.0		1,432	0.4		549	0.1
経常利益			53,875	15.4		44,985	12.6		100,134	14.5
Ⅵ　特別利益			39	0.0		17	0.0		1,197	0.2
Ⅶ　特別損失			967	0.3		1,052	0.3		4,580	0.6
税引前中間（当期）純利益			52,947	15.1		43,950	12.3		96,750	14.1
法人税、住民税及び事業税		14,435			12,904			28,388		
法人税等調整額		3,097	17,532	5.0	10,530	23,434	6.5	4,229	32,617	4.8
中間（当期）純利益			35,414	10.1		20,515	5.8		64,133	9.3
前期繰越利益			14,430			—			14,430	
自己株式処分差損			1,361			—			2,345	
中間配当額									13,615	
中間（当期）未処分利益			48,483			—			62,603	

③【中間株主資本等変動計算書】

当中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

	株主資本											
	資本金	資本剰余金			利益剰余金						自己株式	株主資本合計
		資本準備金	その他資本剰余金	資本剰余金合計	利益準備金	その他利益剰余金				利益剰余金合計		
						特別償却準備金	圧縮記帳積立金	別途積立金	繰越利益剰余金			
平成18年３月31日　残高（百万円）	85,424	108,888	－	108,888	14,116	191	6,745	201,799	62,603	285,456	△9,978	469,791
中間会計期間中の変動額												
利益処分による利益配当									△13,637	△13,637		△13,637
利益処分による役員賞与									△73	△73		△73
特別償却準備金の積立						10			△10	－		－
利益処分による特別償却準備金の取崩						△18			18	－		－
特別償却準備金の取崩						△24			24	－		－
利益処分による圧縮記帳積立金の取崩							△109		109	－		－
圧縮記帳積立金の取崩							△51		51	－		－
利益処分による別途積立金の積立								20,000	△20,000	－		－
中間純利益									20,515	20,515		20,515
自己株式の取得											△448	△448
自己株式の処分			10	10							409	420
株主資本以外の項目の中間会計期間中の変動額（純額）												
中間会計期間中の変動額合計（百万円）	－	－	10	10	－	△32	△160	20,000	△13,001	6,804	△38	6,776
平成18年９月30日　残高（百万円）	85,424	108,888	10	108,899	14,116	158	6,584	221,799	49,601	292,261	△10,016	476,567

	評価・換算差額等		新株予約権	純資産合計
	その他有価証券評価差額金	評価・換算差額等合計		
平成18年３月31日　残高（百万円）	4,652	4,652	－	474,444
中間会計期間中の変動額				
利益処分による利益配当				△13,637
利益処分による役員賞与				△73
特別償却準備金の積立				－
利益処分による特別償却準備金の取崩				－
特別償却準備金の取崩				－
利益処分による圧縮記帳積立金の取崩				－
圧縮記帳積立金の取崩				－
利益処分による別途積立金の積立				－
中間純利益				20,515
自己株式の取得				△448
自己株式の処分				420
株主資本以外の項目の中間会計期間中の変動額（純額）	△712	△712	301	△411
中間会計期間中の変動額合計（百万円）	△712	△712	301	6,365
平成18年９月30日　残高（百万円）	3,940	3,940	301	480,809

中間財務諸表作成のための基本となる重要な事項

前中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	当中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	前事業年度 (自　平成17年４月１日 至　平成18年３月31日)
１．資産の評価基準及び評価方法 (1) 有価証券 満期保有目的の債券 償却原価法（定額法） 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券 時価のあるもの …中間決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの …移動平均法による原価法 (2) たな卸資産 総平均法による低価法	１．資産の評価基準及び評価方法 (1) 有価証券 満期保有目的の債券 同左 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの …中間決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 同左 (2) たな卸資産 同左	１．資産の評価基準及び評価方法 (1) 有価証券 満期保有目的の債券 同左 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 同左 (2) たな卸資産 同左
２．固定資産の減価償却の方法 (1) 有形固定資産 定率法を採用しており、実質的残存価額まで償却しております。 なお、主な耐用年数は以下のとおりであります。 建物……………21～35年 機械及び装置…７年、９年 また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。 (2) 無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 商標権…………………………10年 自社利用のソフトウェア……５年	２．固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 特許権…………………………８年 商標権…………………………10年 自社利用のソフトウェア……５年	２．固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左

前中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	当中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	前事業年度 (自　平成17年４月１日 至　平成18年３月31日)
３．引当金の計上基準 (1) 貸倒引当金 売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。	３．引当金の計上基準 (1) 貸倒引当金 同左	３．引当金の計上基準 (1) 貸倒引当金 同左
(2) 退職給付引当金 従業員の退職給付に備えるため、当中間会計期間末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により、それぞれ発生事業年度から費用処理しております。	(2) 退職給付引当金 従業員の退職給付に備えるため、当中間会計期間末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により、それぞれ発生事業年度から費用処理しております。 なお、当中間会計期間末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。	(2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により、それぞれ発生事業年度から費用処理しております。 なお、当事業年度末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。
(3) 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当中間会計期間末の残高は、現任取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。	(3) 役員退職慰労引当金 同左	(3) 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当事業年度末の残高は、当事業年度末に在任の取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。

前中間会計期間 (自 平成17年４月１日 至 平成17年９月30日)	当中間会計期間 (自 平成18年４月１日 至 平成18年９月30日)	前事業年度 (自 平成17年４月１日 至 平成18年３月31日)
４．外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、為替予約等の振当処理の対象となっている外貨建金銭債権債務については、当該為替予約等の円貨額に換算しております。	４．外貨建の資産及び負債の本邦通貨への換算基準 同左	４．外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、為替予約等の振当処理の対象となっている外貨建金銭債権債務については、当該為替予約等の円貨額に換算しております。
５．リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	５．リース取引の処理方法 同左	５．リース取引の処理方法 同左
６．ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。 なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段　ヘッジ対象 為替予約　外貨建貸付金及び外貨建予定取引 通貨スワップ　外貨建貸付金 金利スワップ　借入金及び社債 (3) ヘッジ方針 当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。 なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の50%以上をヘッジする方針であります。	６．ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左	６．ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左
７．その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税等の会計処理 税抜方式によっております。 (2) 「法人税、住民税及び事業税」並びに「法人税等調整額」の計上方法 中間会計期間に係る納付税額及び法人税等調整額は、当期において予定している利益処分による圧縮記帳積立金及び特別償却準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。	７．その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税等の会計処理 同左 ――――	７．その他財務諸表作成のための基本となる重要な事項 (1) 消費税等の会計処理 同左 ――――

中間財務諸表作成のための基本となる重要な事項の変更

前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
――――――	１．役員賞与に関する会計基準 　当中間会計期間より、「役員賞与に関する会計基準」（企業会計基準第４号平成17年11月29日）を適用しております。これにより営業利益、経常利益及び税引前中間純利益は、それぞれ47百万円減少しております。 ２．貸借対照表の純資産の部の表示に関する会計基準 　当中間会計期間より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号平成17年12月９日）を適用しております。従来の資本の部の合計に相当する金額は480,507百万円であります。 ３．企業結合に係る会計基準等 　当中間会計期間より、「企業結合に係る会計基準」（企業会計審議会平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第７号平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号平成17年12月27日）を適用しております。これによる損益に与える影響はありません。 ４．ストック・オプション等に関する会計基準 　当中間会計期間より、「ストック・オプション等に関する会計基準」（企業会計基準第８号平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号平成18年５月31日）を適用しております。これにより、営業利益、経常利益及び税引前中間純利益はそれぞれ301百万円減少しております。 ５．自己株式及び準備金の額の減少等に関する会計基準等の改正 　当中間会計期間より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第１号　最終改正平成18年８月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第２号　最終改正平成18年８月11日）を適用しております。これによる損益に与える影響はありません。 ６．金融商品に関する会計基準の改正 　当中間会計期間より、改正後の「金融商品に関する会計基準」（企業会計基準第10号　最終改正平成18年８月11日）を適用しております。これによる損益に与える影響は軽微であります。	――――――

表示方法の変更

前中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	当中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)
(中間貸借対照表) 「預り金」は、従来、流動負債の「その他」に含めて表示しておりましたが、負債及び資本の合計額の100分の５を超えたため区分掲記しております。 なお、前中間会計期間末における「預り金」の金額は29,778百万円であります。	――――――

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成17年９月30日）	当中間会計期間末 （平成18年９月30日）	前事業年度末 （平成18年３月31日）
――――――	※１．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は906百万円であり、その内訳は建物51百万円、構築物34百万円、機械及び装置820百万円であります。	※１．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は693百万円であり、その内訳は建物20百万円、構築物33百万円、機械及び装置638百万円であります。
※２．有形固定資産の減価償却累計額 665,578百万円	※２．有形固定資産の減価償却累計額 674,212百万円	※２．有形固定資産の減価償却累計額 668,321百万円
３．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、737百万円の連帯保証を行っております。 また、関係会社２社の金融機関からの借入金等に対し、3,198百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、342百万円の保証予約を金融機関に行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、213百万円の経営指導念書等の差入れを金融機関に行っております。	３．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、596百万円の連帯保証を行っております。 また、関係会社１社の金融機関からの借入金等に対し、37百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、356百万円の保証予約を金融機関に行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、235百万円の経営指導念書等の差入れを金融機関に行っております。	３．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、633百万円の連帯保証を行っております。 また、関係会社２社の金融機関からの借入金に対し、1,621百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、355百万円の保証予約を行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、224百万円の経営指導念書等の差入れを金融機関に行っております。

（中間損益計算書関係）

前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）
※１．営業外収益のうち重要なもの 百万円 受取利息 41 有価証券利息 2 受取配当金 3,764	※１．営業外収益のうち重要なもの 百万円 受取利息 104 有価証券利息 0 受取配当金 4,553	※１．営業外収益のうち重要なもの 百万円 受取利息 99 有価証券利息 3 受取配当金 7,057
※２．営業外費用のうち重要なもの 百万円 支払利息 60 社債利息 5	※２．営業外費用のうち重要なもの 百万円 支払利息 828 社債利息 240	※２．営業外費用のうち重要なもの 百万円 支払利息 217 社債利息 5
３．減価償却実施額 百万円 有形固定資産 13,951 無形固定資産 4,570	３．減価償却実施額 百万円 有形固定資産 13,100 無形固定資産 12,854	３．減価償却実施額 百万円 有形固定資産 29,315 無形固定資産 11,811

（中間株主資本等変動計算書関係）

当中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

自己株式の種類及び株式数に関する事項

	前事業年度末 株式数（千株）	当中間会計期間 増加株式数（千株）	当中間会計期間 減少株式数（千株）	当中間会計期間末 株式数（千株）
普通株式	3,924	147	160	3,911
合計	3,924	147	160	3,911

（注）普通株式の自己株式の株式数の増加147千株は、単元未満株式の買取請求による増加であります。

普通株式の自己株式の株式数の減少160千株は、ストック・オプションの行使による減少121千株及び単元未満株式売渡請求による減少39千株であります。

(リース取引関係)

前中間会計期間(自 平成17年4月1日 至 平成17年9月30日)

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間会計期間末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	中間会計期間末残高相当額(百万円)
建物等	8,621	1,160	7,460

(注) 取得価額相当額は、有形固定資産の中間会計期間末残高等に占める未経過リース料中間会計期間末残高の割合が低いため、支払利子込み法により算定しております。

(2) 未経過リース料中間会計期間末残高相当額等

未経過リース料中間会計期間末残高相当額

	百万円
1年内	476
1年超	6,983
合計	7,460

(注) 未経過リース料中間会計期間末残高相当額は、有形固定資産の中間会計期間末残高等に占める未経過リース料中間会計期間末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	百万円
① 支払リース料	238
② 減価償却費相当額	238

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

	百万円
1年内	638
1年超	9,727
合計	10,366

(減損損失について)

リース資産に配分された減損損失はありません。

当中間会計期間(自 平成18年4月1日 至 平成18年9月30日)

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間会計期間末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	減損損失累計額相当額(百万円)	中間会計期間末残高相当額(百万円)
建物等	8,621	1,637	－	6,983

(注) 同左

(2) 未経過リース料中間会計期間末残高相当額等

未経過リース料中間会計期間末残高相当額

	百万円
1年内	476
1年超	6,507
合計	6,983

リース資産減損勘定の残高 －

(注) 同左

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	百万円
① 支払リース料	238
② リース資産減損勘定の取崩額	－
③ 減価償却費相当額	238
④ 減損損失	－

(4) 減価償却費相当額の算定方法

同左

2．オペレーティング・リース取引

未経過リース料

	百万円
1年内	636
1年超	9,087
合計	9,724

前事業年度(自 平成17年4月1日 至 平成18年3月31日)

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	減損損失累計額相当額(百万円)	期末残高相当額(百万円)
建物等	8,621	1,399	－	7,222

(注) 取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(2) 未経過リース料期末残高相当額等

未経過リース料期末残高相当額

	百万円
1年内	476
1年超	6,745
合計	7,222

リース資産減損勘定の残高 －

(注) 未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	百万円
① 支払リース料	476
② リース資産減損勘定の取崩額	－
③ 減価償却費相当額	476
④ 減損損失	－

(4) 減価償却費相当額の算定方法

同左

2．オペレーティング・リース取引

未経過リース料

	百万円
1年内	638
1年超	9,408
合計	10,046

（有価証券関係）

前中間会計期間、当中間会計期間及び前事業年度における子会社株式及び関連会社株式で時価のあるものはありません。

（１株当たり情報）

前中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）		当中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）		前事業年度 （自　平成17年４月１日 至　平成18年３月31日）	
１株当たり純資産額	840.23円	１株当たり純資産額	880.81円	１株当たり純資産額	869.58円
１株当たり中間純利益	65.04円	１株当たり中間純利益	37.61円	１株当たり当期純利益	117.61円
潜在株式調整後１株当たり中間純利益	64.86円	潜在株式調整後１株当たり中間純利益	37.58円	潜在株式調整後１株当たり当期純利益	117.34円

（注）算定上の基礎

１．１株当たり純資産額

	前中間会計期間末 （平成17年９月30日）	当中間会計期間末 （平成18年９月30日）	前事業年度末 （平成18年３月31日）
純資産の部の合計額（百万円）	－	480,809	－
純資産の部の合計額から控除する金額（百万円）	－	301	－
（うち新株予約権）	（－）	（301）	（－）
普通株式に係る中間期末（期末）の純資産額（百万円）	－	480,507	－
普通株式の発行済株式数（千株）	－	549,443	－
普通株式の自己株式数（千株）	－	3,911	－
１株当たり純資産額の算定に用いられた中間期末（期末）普通株式の数（千株）	－	545,532	－

2．1株当たり中間（当期）純利益及び潜在株式調整後1株当たり中間（当期）純利益

	前中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前事業年度 （自　平成17年4月1日 至　平成18年3月31日）
1株当たり中間（当期）純利益			
中間（当期）純利益（百万円）	35,414	20,515	64,133
普通株主に帰属しない金額（百万円）	－	－	73
（うち利益処分による役員賞与金）	(－)	(－)	(73)
普通株式に係る中間（当期）純利益（百万円）	35,414	20,515	64,060
期中平均株式数（千株）	544,541	545,545	544,699
潜在株式調整後1株当たり中間（当期）純利益			
中間（当期）純利益調整額（百万円）	3	－	3
（うち支払利息（税額相当額控除後））	(3)	(－)	(3)
普通株式増加数（千株）	1,510	396	1,248
（うち転換社債）	(1,426)	(－)	(1,013)
（うち新株予約権）	(84)	(396)	(234)
希薄化効果を有しないため、潜在株式調整後1株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	平成13年6月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成14年6月27日定時株主総会決議ストックオプション （新株予約権　466個） 普通株式　466千株 平成16年6月29日定時株主総会決議ストックオプション （新株予約権　1,151個） 普通株式　1,151千株 平成17年6月29日定時株主総会決議ストックオプション （新株予約権　1,167個） 普通株式　1,167千株	平成13年6月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成18年6月29日定時株主総会決議ストックオプション （新株予約権　437個） 普通株式　437千株	平成13年6月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成14年6月27日定時株主総会決議ストックオプション （新株予約権　438個） 普通株式　438千株

(2) 【その他】

平成18年10月23日開催の取締役会において、当期中間配当に関し、次のとおり決議いたしました。

(イ)中間配当による配当金の総額…………………14,183,833,092円

(ロ)１株当たりの金額………………………………26円00銭

(ハ)支払請求の効力発生日及び支払い開始日……平成18年12月１日

(注) 平成18年９月30日の最終の株主名簿及び実質株主名簿に記載してある株主、登録質権者または信託財産の受託者に対し、支払いを行います。

第６【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1) 有価証券報告書 及びその添付書類	事業年度 （第100期）	自　平成17年４月１日 至　平成18年３月31日	平成18年６月29日 関東財務局長に提出
(2) 臨時報告書	証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の２の規定に基づく臨時報告書		平成18年８月25日 関東財務局長に提出
(3) 臨時報告書の訂正報告書	(2)の臨時報告書に係る訂正報告書		平成18年９月29日 関東財務局長に提出
(4) 有価証券届出書 及びその添付書類	ストック・オプションとしての新株予約権の募集		平成18年８月25日 関東財務局長に提出
(5) 有価証券届出書 の訂正届出書	(4)の有価証券届出書に係る訂正届出書		平成18年８月28日 平成18年９月29日 関東財務局長に提出
(6) 発行登録書及びその添付書類			平成18年６月１日 関東財務局長に提出
(7) 訂正発行登録書	(6)の発行登録書に係る訂正発行登録書		平成18年６月29日 関東財務局長に提出
(8) 発行登録追補書類 及びその添付書類	(6)の発行登録書に係る追補書類		平成18年８月２日 関東財務局長に提出

	報告期間		
(9) 自己株券買付状況報告書	自　平成18年３月１日	至　平成18年３月31日	平成18年４月10日
	自　平成18年４月１日	至　平成18年４月30日	平成18年５月12日
	自　平成18年５月１日	至　平成18年５月31日	平成18年６月９日
	自　平成18年６月１日	至　平成18年６月29日	平成18年７月10日 関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の中間監査報告書

平成17年11月８日

花王株式会社

取締役会　　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	佐藤　嘉雄	印
指定社員 業務執行社員	公認会計士	安藤　　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成17年４月１日から平成18年３月31日までの連結会計年度の中間連結会計期間（平成17年４月１日から平成17年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、花王株式会社及び連結子会社の平成17年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成17年４月１日から平成17年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成18年11月８日

花王株式会社

取締役会　　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	市川　育義	印
指定社員 業務執行社員	公認会計士	安藤　　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成18年４月１日から平成19年３月31日までの連結会計年度の中間連結会計期間（平成18年４月１日から平成18年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、花王株式会社及び連結子会社の平成18年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成18年４月１日から平成18年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成17年11月８日

花王株式会社

取締役会　　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	佐藤　嘉雄	印
指定社員 業務執行社員	公認会計士	安藤　　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成17年４月１日から平成18年３月31日までの第100期事業年度の中間会計期間（平成17年４月１日から平成17年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、花王株式会社の平成17年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成17年４月１日から平成17年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成18年11月８日

花王株式会社

取締役会　　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	市川　育義	印
指定社員 業務執行社員	公認会計士	安藤　　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成18年４月１日から平成19年３月31日までの第101期事業年度の中間会計期間（平成18年４月１日から平成18年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、花王株式会社の平成18年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成18年４月１日から平成18年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

Exhibit B-2

【表紙】

【提出書類】	訂正発行登録書
【提出先】	関東財務局長
【提出日】	平成18年11月15日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【発行登録の対象とした募集有価証券の種類】	社債
【発行登録書の提出日】	平成18年６月１日
【発行登録書の効力発生日】	平成18年６月９日
【発行登録書の有効期限】	平成20年６月８日
【発行登録番号】	18－関東78
【発行予定額】	120,000百万円
【発行残額】	20,000百万円 (20,005百万円) (注) 発行残額は、券面総額又は振替社債の総額の合計額（下段（ ）書きは、発行価額の総額の合計額）に基づき算出した。
【効力停止期間】	この訂正発行登録書の提出による発行登録の効力停止期間は、平成18年11月15日（提出日）である。
【提出理由】	半期報告書（第101期中　自平成18年４月１日　至平成18年９月30日）を平成18年11月15日に関東財務局長へ提出した。この半期報告書の提出により、当該書類を平成18年６月1日付で提出した発行登録書の参照書類とする。
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

【訂正内容】

表紙の「提出理由」に記載のとおりである。

Exhibit B-3

株主のみなさまへ

花王株式会社 中間報告書

2006.4.1—2006.9.30


花王

商品の高付加価値化による“利益ある成長”をめざして

中間連結決算の概況

当中間期の売上高は、既存事業の成長と、モルトン・ブラウン社及び株式会社カネボウ化粧品が当社グループに加わったことにより、前年同期より1,194億円増加し、6,025億円（前年同期比124.7%）となりました。国内事業の売り上げは前年同期比26.7%の伸びとなりました。家庭用製品及び化粧品は、消費者及び流通の変化の中で激しい市場競争が続いていますが、高付加価値新製品の発売や積極的なマーケティング活動により、売り上げが増加しました。工業用製品は、注力製品の伸長により堅調に推移しました。一方、海外事業の売り上げは前年同期比19.2%の伸びとなりました。日本を含めた一体運営に取り組んでいるアジアの家庭用製品が着実に回復しており、また欧米の家庭用製品及び工業用製品も順調に推移しました。

営業利益は、584億円（前年同期比92.6%）となりましたが、株式会社カネボウ化粧品関連の知的財産権及びのれんの償却費130億円を控除する前の営業利益は、714億円であり、前年同期を83億円上回りました。

連結売上高・利益の推移


売上高
(億円)
売上高 通期 上期
営業利益 下期 上期
当期純利益 下期 上期
利益
(億円)
15,000
10,000
5,000
0
1,500
1,000
500
0
97
98
99
00
01
02
03
04
05
06 (年度)

連結1株当たり当期純利益の推移


(円)
150
100
50
0
下期
上期
97
98
99
00
01
02
03
04
05
06 (年度)

経常利益は、584億円（前年同期比91.9%）となりました。営業外損益は、前年同期の5億円の収益（純額）から、収益費用ほぼ同額となりました。これは、主として借入金や社債など有利子負債が増えたことに伴う支払利息の増加によるものです。

中間純利益は、295億円（前年同期比76.8%）となりました。税効果会計ルールにより、過去に計上した繰延税金資産の一部を取り崩し、税金費用を計上したため、中間純利益は減少しました。



2006年11月

花王株式会社
代表取締役
社長執行役員　尾崎元規

1株当たり配当金の推移



(円)
期末
中間
2006年期末予定
60
55
50
45
40
35
30
25
20
15
10
5
0
97
98
99
00
01
02
03
04
05
06
(年度)

しかし、当期の中間配当金は、営業利益、経常利益ともに当初計画した利益を確保できたことから、予定通り、前期より1円増配の1株当たり26円とさせていただきました。

今後の経営施策

当社グループを取り巻く事業環境は、原材料価格の上昇や販売価格の下落などにより、引き続き厳しい状況が続いております。しかしながら当社グループは、今後とも商品の高付加価値化による"利益ある成長"をめざし、以下の3点を最重点の事業目標として積極的な事業活動を展開してまいります。

(1)ビューティケアとヒューマンヘルスケアの事業領域での成長の加速

今後も市場の高い成長性が望め、また当社グループの強みを生かすことのできる事業領域であるビューティケアとヒューマンヘルスケアを成長のドライバーと位置付け、経営資源を集中して投下してまいります。

ビューティケア事業については、既存の事業に加えて、前期に当社グループに加わったモルトン・ブラウン社及び株式会社カネボウ化粧品とともに、グローバルに成長の加速を図ってまいります。

ヒューマンヘルスケア事業については、ヘルスケア製品において、消費者の健康志向の高まりにしっかりと焦点を絞った健康機能性食品・飲料である「エコナ」や「ヘルシア」ブランドを柱に、新製品の発売など積極的な展開を行ってまいります。サニタリー製品においても、より一層の快適性とともに心の満足をも追求した商品の開発・提供に努めてまいります。


中国市場にも導入されたカネボウ化粧品の高級プレステージブランドの「インプレス」


売り上げの増加に大きく貢献した「ヘルシアウォーター」

(2)基盤事業であるファブリック&ホームケア事業のさらなる強化・発展

衣料用洗剤、柔軟仕上剤及び食器用洗剤などのファブリック&ホームケア事業については、消費者に、より清潔に、より快適に、そしてより楽しく家事を行っていただけるような商品の開発に努めてまいります。

また、従来の商品カテゴリーの枠に捉われず、高まりつつある消費者の衛生、安心、環境志向に焦点をあわせた新市場創造型の商品開発を行ってまいります。

(3)グローバルに特徴ある強い工業用製品事業への注力

当社グループの特徴、技術が生かせる、油脂、スペシャルティケミカルズ及び機能材料の3分野に注力し、付加価値の高い製品を提供することで、顧客のニーズに応えてまいります。

日本、アジア、米州及び欧州の当社グループ各社が緊密に連携したグローバルな事業展開と、国や地域の状況に合わせたローカルな事業展開の両立を図りながら、事業の拡大と強化に努めてまいります。

最後になりますが、当社グループは、以上のような積極的な事業展開を図るとともに、企業の社会的責任(コーポレート・ソーシャル・レスポンシビリティ:CSR)を一層強く認識し、誠実な企業活動に努めてまいります。

株主の皆さまにおかれましては、こうした当社グループの姿勢に何卒ご理解を賜り、今後とも一層のご支援をいただきますようお願い申しあげます。

中間連結売上高構成比


工業用製品(単位:億円)
日 本 578
アジア 264
欧 米 405
内部売上消去 △ 304
944億円
15.7%
1,351億円
22.4%
6,025億円
3,730億円
61.9%
化粧品(単位:億円)
1,351
家庭用製品(単位:億円)
日 本 2,830
パーソナルケア製品 ……984
ハウスホールド製品 …1,223
サニタリーほか製品 ……621
アジア 315
欧 米 622
内部売上消去 △ 37

(注)1. 記載金額は、億円未満を切り捨てて表示しております。
2. グラフの売上高は、外部顧客に対する売上高を表示しております。

財務報告の要約 (記載金額は、億円未満を切り捨てて表示しております。)

中間連結貸借対照表

(単位:億円)

資産の部	当中間期 2006年9月30日現在	前期 2006年3月31日現在
流動資産	3,741	3,646
現金及び預金	444	473
受取手形及び売掛金	1,476	1,291
有価証券	275	201
たな卸資産	1,081	1,058
その他	464	620
固定資産	8,528	8,558
有形固定資産	2,853	2,827
建物及び構築物	956	950
機械装置及び運搬具	903	905
土地	670	671
その他	323	300
無形固定資産	4,592	4,662
のれん	2,604	2,671
商標権	1,582	1,562
その他	405	428
投資その他の資産	1,081	1,068
繰延資産	0	0
資産合計	12,270	12,205

(注)有形固定資産の減価償却累計額
当中間期 8,011億円　前期 7,933億円

負債の部	当中間期 2006年9月30日現在	前期 2006年3月31日現在
流動負債	3,135	4,361
支払手形及び買掛金	1,068	965
短期借入金及び一年以内に返済予定の長期借入金	442	1,894
未払金	260	274
未払費用	984	759
未払法人税等	179	175
その他	199	292
固定負債	3,803	2,657
社債	999	—
長期借入金	2,326	2,185
その他	477	472
負債合計	6,938	7,019
純資産の部		
株主資本	5,465	5,307
資本金	854	854
資本剰余金	1,095	1,095
利益剰余金	3,617	3,459
自己株式	△ 102	△ 101
評価・換算差額等	△ 219	△ 210
新株予約権	3	—
少数株主持分	82	89
純資産合計	5,331	5,185
負債及び純資産合計	12,270	12,205

- 自己資本比率　当中間期 42.8%　前期 41.8%
- 1株当たり純資産　当中間期 962円65銭　前期 935円11銭
- 新たな会計基準の導入により、連結貸借対照表における従来の「資本の部」の記載が「純資産の部」に変更されております。なお、前期末の数値につきましては、新基準に組み替えて表示しております。

ポイント

総資産は、前期末に比べ64億円増加しました。受取手形及び売掛金は、事業拡大及び中間期末日が休日のため回収が翌月となったことなどにより増加しました。その他に含まれる短期貸付金の減少もあり、流動資産合計では95億円の増加となりました。有形固定資産は、新規取得が償却費及び除売却などによる減少を上回り25億円増加しました。無形固定資産は、のれんを含む償却費が新規取得を上回ったため69億円減少しました。

ポイント

負債は、前期末に比べ81億円減少しました。支払手形及び買掛金、未払費用は、中間期末日が休日のため支払いが翌月となったことなどにより増加しました。借入金と社債の合計は、借入金の返済により310億円減少し3,769億円となりました。なお、短期借入金を長期借入金や新規に発行した社債に置き換えました。純資産は、中間純利益による増加と配当金の支払いなどによる減少の結果、前期末に比べ146億円増加しました。

中間連結損益計算書

(単位:億円)

科目	当中間期 2006年4月1日から 2006年9月30日まで	前年中間期 2005年4月1日から 2005年9月30日まで
売上高	**6,025**	**4,830**
売上原価	2,449	2,107
売上総利益	**3,575**	**2,723**
販売費及び一般管理費	2,991	2,093
営業利益	**584**	**630**
営業外損益	0	5
経常利益	**584**	**636**
特別損益	△ 12	△ 11
税金等調整前中間純利益	**572**	**624**
法人税、住民税及び事業税等	272	233
少数株主利益(減算)	4	6
中間純利益	**295**	**384**

(注)1株当たり中間純利益　当中間期 54円26銭
前年中間期 70円75銭

ポイント

売上高は、モルトン・ブラウン社及び株式会社カネボウ化粧品が当社グループに加わったことと既存事業の成長により、1,194億円増加しました。営業利益は、原材料価格の上昇や株式会社カネボウ化粧品関連の知的財産権及びのれんの償却費の影響により、前年同期を下回りましたが、この償却費130億円を控除する前の営業利益は、前年同期を83億円上回りました。中間純利益は、繰延税金資産の取り崩しによる税金費用の増加もあり、89億円減少しました。

中間連結キャッシュ・フロー計算書

(単位:億円)

科目	当中間期 2006年4月1日から 2006年9月30日まで	前年中間期 2005年4月1日から 2005年9月30日まで
営業活動によるキャッシュ・フロー	857	646
投資活動によるキャッシュ・フロー	△ 300	△ 451
財務活動によるキャッシュ・フロー	△ 468	△ 154
現金及び現金同等物に係る換算差額	△ 13	10
現金及び現金同等物の増加額	74	51
現金及び現金同等物の期首残高	675	704
新規連結に伴う現金及び現金同等物の増加高	—	7
連結除外に伴う現金及び現金同等物の減少額	—	△ 8
現金及び現金同等物の中間期末残高	749	755

ポイント

営業活動によるキャッシュ・フローは、主に、株式会社カネボウ化粧品が当社グループに加わったことと、中間期末日が休日のため決済日が翌月になったことにより大幅に増加しました。投資活動では、主に、能力増強や合理化などの設備投資の支出がありました。財務活動では、主に、配当金の支払いや借入金の返済を行いました。これらの結果、現金及び現金同等物の当中間期末残高は、前期末より74億円増加しました。

中間連結株主資本等変動計算書 当中間期(2006年4月1日から2006年9月30日まで)

(単位:億円)

	株主資本					評価・換算差額等合計	新株予約権	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計				
2006年3月31日 残高	854	1,095	3,459	△ 101	5,307	△ 210	—	89	5,185
利益処分による利益配当			△ 136		△ 136				△ 136
利益処分による役員賞与			△ 0		△ 0				△ 0
中間純利益			295		295				295
自己株式の取得				△ 4	△ 4				△ 4
自己株式の処分		0		4	4				4
株主資本以外の項目の中間期間中の変動額(純額)						△ 8	3	△ 6	△ 12
中間期間中の変動額合計	—	0	158	△ 0	158	△ 8	3	△ 6	146
2006年9月30日 残高	854	1,095	3,617	△ 102	5,465	△ 219	3	82	5,331

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○ホームページのご案内

下記の当社ホームページでは、決算や新製品に関するお知らせなど、さまざまな情報を提供しております。ぜひご覧下さい。

http://www.kao.co.jp/

○株式に関するお問い合わせ先(株主名簿管理人)

〒168-0063 東京都杉並区和泉二丁目8番4号
中央三井信託銀行株式会社 証券代行事務センター
0120-78-2031(受付時間:平日9:00～17:00)

○お手続き用紙のご請求について

住所変更、名義書換請求、単元未満株式買取・買増請求及び配当金振込指定等に必要な各用紙のご請求は、株主名簿管理人の下記のフリーダイヤル及びホームページにて24時間受け付けております。

0120-87-2031(自動応答)
http://www.chuomitsui.co.jp/person/p_06.html

(注)証券保管振替制度をご利用の場合は、お取引のある証券会社にお申し出下さい。

花王株式会社
〒103-8210 東京都中央区日本橋茅場町1-14-10
2006年11月


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